Exhibit 96.4

Technical Report Summary
Salt Mineral Reserve Statement

Compass Minerals International, Inc.
Goderich Mine
Ontario, Canada

Effective Date:     September 30, 2021
Report Date:         November 29, 2021

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Signature
All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional engineering and environmental practices.
This report, Salt Mineral Reserve Statement, was prepared by a Qualified Person.

/s/ Joseph Havasi
Joseph Havasi, CPG-12040
Director, Natural Resources
Compass Minerals International, Inc.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table of Contents
Contents
Signature ii
List of Abbreviations ix
1 Executive Summary 1
2 Introduction 8
2.1 Registrant 8
2.2 Terms of Reference and Purpose 8
2.3 Sources of Information 8
2.4 Details of Inspection 8
2.5 Report Version 9
3 Property Description 10
3.1 Property Location 10
3.2 Property Area 11
3.3 Mineral Titles 12
3.3.1 History of Titles 12
3.4 Mineral Rights 13
3.5 Encumbrances 14
3.6 Other Significant Factor and Risks 14
3.7 Royalties Held 14
4 Accessibility, Climate, Local Resources, Infrastructure and Physiography 15
4.1 Topography, Elevation and Vegetation 15
4.2 Means of Access 16
4.3 Climate and Operating Season 17
4.4 Infrastructure Availability and Resources 17
5 History 18
6 Geological Setting, Mineralization and Deposit 19
6.1 Geologic Description 19
6.2 Mineral Deposit Type 19
6.3 Stratigraphic Section 20
7 Exploration 22
7.1 Procedures – Exploration Other than Drilling 22
7.2 Exploration Drilling 22

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
7.3 Procedures – Drilling Exploration 24
7.4 Characterization of Hydrology 24
7.5 Exploration – Geotechnical Data 26
7.6 Description of Relevant Exploration Data 27
8 Sample Preparation, Analyses and Security 29
8.1 Sample Preparation and Quality Control 29
8.2 Sample Analyses 29
8.3 Sample Quality Control and Assurance 29
8.4 Adequacy of Sample Preparation 29
8.5 Analytical Procedures 29
9 Data Verification 30
9.1 Data Verification Procedures 30
9.2 Conducting Verifications 30
9.3 Opinion of Adequacy 30
10 Mineral Processing and Metallurgical Testing 31
10.1 Nature and Extent 31
10.2 Degree of Representation 31
10.3 Analytical and Testing Laboratories 31
10.4 Recovery Assumptions 31
10.5 Adequacy of Data 33
11 Mineral Resource Estimate 34
11.1 Introduction 34
11.1.1 Key Assumptions and Parameters 34
11.1.2 Methodology 35
11.2 Mineral Resource Statement 35
11.3 Estimates of Cut-off Grades 36
11.4 Resource Classification 36
11.5 Uncertainty of Estimates 38
11.6 Multiple Commodity Grade Disclosure 39
11.7 Relevant Technical and Economic Factors 39
12 Mineral Reserve Estimates 40
12.1 Introduction 40
12.2 Mineral Reserve Statement 40

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
12.3 Estimates of Cut-off Grades 41
12.4 Reserve Classification 41
12.5 Multiple Commodity Grade Disclosure 41
12.6 Risk of Modifying Factors. 42
13 Mining Methods 43
13.1 Geotechnical and Hydrological Models 47
13.2 Production Schedule 49
13.3 Requirements for Stripping, Underground Development and Backfilling 51
13.3.1 Stripping 51
13.3.2 Underground Development 51
13.3.3 Backfilling 52
13.4 Mining Equipment, Fleet and Personnel 52
14 Processing and Recovery Methods 54
14.1 Process Description 54
14.2 Waste Handling 58
14.3 Power and Natural Gas Consumption 58
14.4 Personnel 58
15 Infrastructure 59
15.1 Roads 59
15.2 Electricity 60
15.3 Natural Gas 60
15.4 Water 60
15.5 Rail 61
15.6 Navigation 61
15.6.1 North River Wall 61
15.6.2 South and North Piers 62
15.6.3 North and South Breakwaters 62
15.6.4 Lake Shipping Traffic 62
16 Market Studies 64
16.1 General Marketing Information 64
16.2 Material Contracts Required for Production 66
17 Environmental, Social and Permitting 67
17.1 Results of Environmental Studies and Baselines 67

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
17.2 Waste, Tailings and Water Plans – Monitoring and Management 67
17.3 Project Permitting Requirements 67
17.3.1 Air Permit 67
17.3.2 Surface Water Effluent Discharge Permit 67
17.4 Plans Negotiations or Agreements (Environmental) 68
17.5 Mine Closure Plans 68
17.6 Adequacy Assessment of Plans 68
17.7 Local Hiring Commitments 68
18 Capital and Operating Costs 69
18.1.1 Capital Costs 69
18.1.2 Operating Cost 69
18.1.3 Assumptions 73
18.1.4 Accuracy 73
19 Economic Analysis 74
19.1.1 Operating Costs 74
19.1.2 Capital Costs 74
19.1.3 Economic Analysis 82
19.1.4 Sensitivity Analysis 82
20 Adjacent Properties 84
21 Other Relevant Data and Information 85
22 Interpretation and Conclusions 86
22.1 Mineral Resource 86
22.2 Mineral Reserves 86
22.3 Financial 87
23 Recommendations 88
23.1 Geology and In-Seam Seismic 88
23.2 Costs 88
24 References 89
25 Reliance on Information Provided by the Registrant 90
26 Date and Signature Page 91

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
List of Tables
Table 1-1: Goderich Mine – Summary of Salt Mineral Resources at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020 4
Table 1-2: Goderich Mine – Summary of Salt Mineral Reserves at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020 4
Table 2‑1: Site Visits. 9
Table 6‑1: Thickness of A-2 Salt in Exploration Drilling. 20
Table 7‑1: Typical Borehole Log Near Shafts at Goderich Mine. 24
Table 7-2: Geologic Conditions Identifed During Shaft Sinking. 25
Table 7-3: Hydrogeologic data from Test Well VWP-1. 25
Table 7-4: Drill Hole Locations. 27
Table 11‑1: Goderich Mine – Summary of Salt Mineral Resources at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020. 35
Table 12‑1: Goderich Mine – Summary of Salt Mineral Reserves at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020. 40
Table 13‑1: Summary of Rock Properties. 47
Table 13‑2: Summary of Comparison between New Three-Room Layout Performance and Current Regional Pillar Layout 48
Table 13‑3: Summary of key assumptions in the definition of the Goderich Reserves. 51
Table 13‑4: Table of Equipment Used in the Mining Method. 53
Table 14-1: Summary of Mine Processing Equipment 56
Table 14-2: Summary of Electricity and Natural Gas Consumption. 58
Table 14-3: Summary of Personnel Employed. 58
Table 16‑1: World Forecast Demand for salt by region. 64
Table 16‑2: US and Canada: Prodcution, trade, and apparent consumption of salt, 2010-2019 (kt) 65
Table 16‑3: USGS Summary of Salt Pricing. 65
Table 16‑4: Summary of Goderich Mine Production and Sales by Segment 65
Table 18-1: Summary of Capital and Operating Costs: 2017-2021. 70
Table 18-2: Summary of Capital Expenses through 2026. 71
Table 19-1: Life of Mine Cash Flow Analysis. 76
Table 19-2: Sensitivity Analysis: Cost Factors. 82
Table 19-3: Sensitivity Analysis: Price. 83
Table 23-1: Summary of Annual Costs for Recommended Work 89

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
List of Figures
Figure 3-1: Site Location Map    10
Figure 3-2: Aerial View of Mine Site and Extent of Mineral Lease    11
Figure 3-3: Extent of Mine Site    12
Figure 3-4: Goderich Mine Salt Lease Water Lots    13
Figure 4-1: Goderich Harbor    15
Figure 4-2: Topographic Quadrangle Map: Goderich Mine    16
Figure 6-1: General Cross Section of Michigan Basin    20
Figure 6-2: Stratigraphic Sequence of the Michigan Basin and the Goderich Salt Mine    21
Figure 7-1: Exploration Drilling and In-seam Seismic Surveys at the Goderich Salt Mine    23
Figure 7-4: Drill Hole Locations    27
Figure 10-1: Standard QC Report for key Testing Parameters for Highway Deicing Salt    32
Figure 10-2: 303 Highway Salt Fines (%28 Mesh) Performance    33
Figure 11-1: Resource Classification Domains    38
Figure 13-1: Representation of Room and Pillar Mining    44
Figure 13-2: Salt Mining Cycle Fowchart    45
Figure 13-3: Mining Layout Near Shaft Locations    45
Figure 13-4: Layout of Current Mining Extents    46
Figure 13-5: Goderich Mine Long-Term Production Layout    50
Figure 14-1: Mining Process Flow Chart    55
Figure 15-1: Overview of Goderich Harbor Infrastructure    59
Figure 15-2: Goderich Harbor Navigational Infrastructure    63
Figure 16-1: Roskill Deicing Salt Forecast through 2028    66

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

List of Abbreviations

Abbreviation	Unit or Term
%	percent
~	approximately
°	degree
AuEq	gold equivalent
C$	Canadian dollar(s)
EA	Environmental Assessment
EIS	environmental impact statement or environmental impact study
ft	foot or feet
g	Gram
G&A	general and administrative
g/t	grams per ton
gpm	gallons per minute
GSL	Great Salt Lake
h or hr	hour(s)
koz	thousand ounces
kt	thousand tons
L/s	liters per second
lb	pound or pounds
Mg/L	Milligrams per liter
min	minute
Mt	million tons
sec	second
SMU	selective mining unit
SRM	standard reference material
STM	short term modeling
t	ton(s) (2,000 lb)
t/d	tons per day
t/h	tons per hour
t/y	tons per year
TSF	tailings storage facility
US$	United States Dollar
y or yr	Year

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
1Executive Summary
The Goderich mine is a production stage, underground mine that produces rock salt primarily for highway deicing use and as feed product for other uses. The Goderich mine is located west of the town of Goderich, Ontario, on an isthmus in the mouth of the Maitland River, as it enters Lake Huron.
The Goderich mine is approximately 60 miles northwest of London, Ontario, and 120 miles west of Toronto, Ontario. Its approximate coordinates are 43˚ 44’ 50” North and 81˚ 43’ 30” West. Access to the Goderich mine is considered excellent. The town of Goderich has established infrastructure for both mining and exporting salt and can be accessed via regional highways from Toronto from the east (2.5 hours). The triangular-shaped mine site is surrounded by the lake on three sides and the Maitland River on the north side. Goderich Harbor and the Goderich mine site are accessed via North Harbor Road, a municipally owned and maintained road that connects the harbor area to Highway 21. The Goderich mine is connected to local power, water, natural gas and sewage infrastructure. Primary logistics for transporting mined product include the rail siding at the mine site and direct loading into ships or barges in Goderich Harbor. The town of Goderich provides all necessary resources for the Goderich mine, with a ready labor supply, housing, hotels, food and all other typical facilities. The close proximity to rail, port and roads provides easy access for all logistical needs.
The Goderich mine site is located on 16.3 acres of Company-owned land on a man-made peninsula consisting of several large buildings and silos associated with mining and material handling, a ship loading facility and three shafts. The Company actively mines salt west of its owned land under Salt Mining Lease No. 107377, dated November 9, 2001, with the Ontario Ministry of Energy, Northern Development and Mines, comprising approximately 13,195 acres. The lease has a 21-year term expiring on May 31, 2022. The Company has an option to renew the lease for an additional 21 years, until 2043, so long as the Company can demonstrate that the Goderich mine’s useful life extends through the 21-year renewal term, which the Company expects to exercise. The only material payments associated with the lease are royalties on the salt produced. The current royalty rate paid is $1.05 / ton.
The Goderich mine’s underground infrastructure is situated in the A-2 salt bed approximately 1,750 feet to 1,760 feet below the surface at the mine shafts’ location. The A-2 salt bed in the shaft area is approximately 79 feet thick. The regional stratigraphic sequence is well understood from many wells drilled across the basin and locally in the Goderich, Ontario, area. The salt strata are highly continuous over the basin, and most of the major salt units can be traced for hundreds of miles. On a local scale, the continuity of the salt beds can be impacted by the presence of pinnacle reefs, displacement by faults, or the local leaching of salt. The Company can use various tools to characterize geological conditions in nearby areas to assess the possibility of encountering these local ground conditions at the mine. Accordingly, the Company has engaged third parties to conduct in-seam seismic surveys and, more recently, has begun use of ground penetrating radar and in-seam directional drilling techniques to identify disturbances in salt continuity and the thickness of the A-2 salt bed in development.
The Goderich mine has procured and is operating in compliance with all required operating licenses, including permits pertaining to mineral extraction, effluent discharge and air permitting. The Ontario Ministry of Energy, Northern Development and Mines regulates closure for the Goderich mine. The most recent closure plan was approved by the ministry in 2012, and is in process of being amended

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
as of September 30, 2021. Long-term cleanup of the site will essentially include demolishing surface facilities, removal of surface infrastructure and restoring a natural alvar ecological community on the surface, flooding of the workings, and decommissioning (plugging). The Goderich mine operates under two air permits issued by the Ontario Ministry of Environment, Conservation and Parks, one for the lab (8-1131-96-007), and the other for the garage for welding exhaust (5522-78NUN2). Site drainage into Snug Harbour and the Maitland River is permitted pursuant to Certificate of Approval 2342-7ULQEU and Environmental Compliance Approval 1236-8YGK8A, respectively, issued by the Ontario Ministry of Environment, Conservation and Parks.
The Goderich mine progresses development of main entries in advance of bench mining. The subsequent benches achieve the remainder of the 60-foot room height for room production. Development and bench mining progress at an approximate 40:60 ratio in terms of area of advance in the mine plan and are part of the production process. As needed, underground rooms for facility support functions have been and will be developed in excavated areas of the mine. This includes development of shaft areas on each level for hoist equipment, design, planning and development of ramp structures from one level to the subsequent, lower level as required, installation of underground work facilities such as maintenance shops and storage rooms. As mining progresses, development also encompasses the design, placement, repair and maintenance of support infrastructure such as crushers, screens and other plant in support of mining. All portions of mine development within the A-2 salt are planned to be operated in the same manner and mining method, with the same mining parameters and with the same set of unit operations.
The general method of mining employed at the Goderich mine is known as room and pillar mining. Beginning in 2012 and 2013, the Company advanced the Goderich mine to mechanized room and pillar mining as continuous miners (each a “CM”) replaced the previous under-cutter/over-cutter equipment and drilling and blasting sequence in the development areas of the mine. By 2017, the Company was engaged in continuous mining of the entire 60-foot face of the mined rooms in multiple lifts with a goal of improving efficiency, reducing costs and reducing the amount of diesel equipment utilized underground, thus largely eliminating the use of drilling and blasting at the Goderich mine. The Company continues to upgrade its CM fleet at the Goderich mine.
Certain mining units at the Goderich mine are equipped with both a CM and a flexible conveyor train (“FCT”), a dynamic move-up unit and a belt storage unit. On these mining units, the CM cuts the salt directly from the face and discharges it into a hopper on the end of the FCT. From the FCT, the rock salt is offloaded to the main underground belt conveyance system where it is then transported to the underground crushers and the mill. Other mining units are also equipped with a CM, but are supported with rubber-tired haulage equipment to transfer salt. Salt mined from these CMs is transferred from the face by rubber-tired haulage to a centralized dump point with a crusher and then follows the same process as the other units once the salt is put onto the underground conveyance system. Rock salt is processed and sized at the underground crushers and the mill before being hoisted to the surface. Salt is stockpiled at the surface in domes and it then may be treated with yellow prussiate of soda (“YPS”), depending on the end use of the salt. The salt is then distributed to depots, packaging facilities and customers via ship (approximately 80%), and rail car and truck (approximately 20%).
All of the surface exploration at Goderich mine occurred during the 1950’s. The drilling results were summarized by Kenneth K. Landes in a report titled Report on Rock Salt Reserves at Goderich, Ontario, dated March 30, 1957. The Landes report concluded the A-2 salt had an average NaCl

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
content of 98.17%. The report does not indicate the tests performed, if the samples were composited or any specific detail of how analytical testing and sample handling were performed. However, the purities described in the Landes report are indicative of the purity levels found within the mine.
The salt resources at Goderich mine have been estimated in conformity with Items 601(b)(96) and 1300 through 1305 of Regulation S-K promulgated by the SEC generally accepted industry practice. The resource estimates are compiled utilizing data and experience of the geological continuity of the salt deposit gained over approximately 65 years of mining the A-2 salt bed, as well as the information gathered from 10 vertical core boreholes drilled in the 1950s in the salt bed.
The resulting models provide an estimate of the total resource available to Compass Minerals as defined.  In compiling a resource estimate for the Goderich mine, several key assumptions were made:
•Mineral resources are not mineral reserves and do not have demonstrated economic viability,
•Underground mineral resources were initially reported based on the established mining practices, including the established 56-foot mining horizon (mining height). The mining height of 60 feet is proposed, being incorporated, and is utilized for estimates,
•The 60-foot mining height is based upon locational experience, practical fit and execution of mining practices, and past studies and recommendations regarding ground control and roof support performed,
•The proposed mining height at Goderich is under review and may vary in the future,
•The specific point of reference for Goderich mine is constrained to the current elevation of the salt bed on the lease at the base of the A-2 salt, approximately 1,750 ft to 1,760 ft below ground surface at the mine shaft location. Mining occurs within the 82-foot thick A-2 salt bed and is limited within the existing leases as described in the paragraphs in Section 3,
•All values have been rounded to reflect the relative accuracy of the estimates, and
•Tonnage was calculated based on a tonnage factor of 0.0675 tons/ft3.
The resource estimation methodology involved the following procedures:
•Review of available data and reports,
•Database compilation and verification,
•Definition of resource domains,
•Volumetric calculation based on A-2 salt bed assumptions,
•Resource classification and validation,
•Assessment of “reasonable prospects for economic extraction”, and
•Preparation of the Mineral Resource Statement.
Summaries of the Goderich mine’s salt mineral resources and mineral reserves as of September 30, 2021 and December 30, 2020 are shown in Tables 1-1 and 1-2, respectively. Joseph Havasi, who is

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
employed full-time as the Director, Natural Resources of the Company, served as the QP and prepared the estimates of salt mineral resources and mineral reserves at the Goderich mine.
Table 1-1. Goderich Mine – Summary of Salt Mineral Resources at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020.

	Salt Resource (tons)(1)(2)(4)(5)(6)(7)(8)
Resource Area(3)(9)	As of September 30, 2021	As of December 31, 2020
Measured Resources	—	—
Indicated Resources	1,485,710,000	1,503,121,000
Measured + Indicated Resources	1,485,710,000	1,503,121,000
Inferred Resources	148,200,000	148,200,000
(1)    Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(2)    All figures have been rounded to reflect the relative accuracy of the estimates.
(3)    Underground mineral resources are reported based on an expected representative A-2 salt bed thickness of 82 feet.
(4)    Tonnage was calculated based on a tonnage factor of 0.0675 tons per cubic foot
(5)    Included process recovery is 97.5% based on production experience. Included mining recovery is approximately 38.7% based on the room and pillar mine plan.
(6)    Although the actual sodium chloride grade is less than 100%, it is not considered in the reserve as the final saleable product is the in situ product, as-present after processing (i.e., the saleable product includes any impurities present in the in situ rock).
(7)    A cut-off grade was not utilized for the calculation as the in situ product quality is relatively constant and saleable after processing.
(8)    There are multiple saleable products based on salt quality from the operation (rock salt for road deicing and chemical grade salt). For simplicity, all sales are assumed at the lower value (and higher tonnage) product, rock salt, and are based on pricing data described in Section 16 hereof. The pricing data is based on a five-year average of historical gross sales data for rock salt for road deicing of $60.58 per ton. Gross sales prices are projected to increase to approximately $295.60 per ton for rock salt for road deicing through year 2094 (the current expected end of mine life).
(9)    Based on an area of approximately 575,257,000 square feet for the A-2 salt bed within the lease area.

Table 1-2. Goderich Mine – Summary of Salt Mineral Reserves at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020.

	Salt Reserve (tons)(1)(2)(3)(4)(5)(6)(7)(8)
Reserve Area(3)(9)	As of September 30, 2021	As of December 31, 2020
Proven Reserves	—	—
Probable Reserves	470,030,000	476,768,000
Total Reserves	470,030,000	476,768,000

(1)    Ore reserves are as recovered, saleable product.
(2)    All figures have been rounded to reflect the relative accuracy of the estimates.
(3)    Reserve volume assumes a mining thickness of 18 meters (approximately 60 feet) production, 8.5 meters (approximately 28 feet) mains.
(4)    Tonnage was calculated based on a tonnage factor of 0.0675 tons per cubic foot.
(5)    Included process recovery is 97.5% based on production experience. Included mining recovery is approximately 38.7% based on the room and pillar mine plan.
(6)    Although the actual sodium chloride grade is less than 100%, it is not considered in the reserve as the final saleable product is the in situ product, as-present after processing (i.e., the saleable product includes any impurities present in the in situ rock).
(7)    A cut-off grade was not utilized for the calculation as the in situ product quality is relatively constant and saleable after processing.
(8)    There are multiple saleable products based on salt quality from the operation (rock salt for road deicing and chemical grade salt). For simplicity, all sales are assumed at the lower value (and higher tonnage) product, rock salt and are based on pricing data described in Section 16 hereof. The pricing data is based on a five-year average of historical gross sales data for rock salt for road deicing of $60.58 per ton. Gross sales prices are projected to increase to approximately $295.60 per ton for rock salt for road deicing through year 2094 (the current expected end of mine life).
(9)    Based on an area of approximately 575,257,000 square feet for the A-2 salt bed within the lease area.

Capital and operating costs were developed on a unit cost and quantity basis utilizing the QP’s estimates that are based on owner’s costs from the past five years, current and historic cost data from continuous and ongoing operation of the facility, first principles, and 65 years of operational

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
experience operating the facility at projected production run rates. Operating costs presented herein are the QP’s estimates based on the understanding of actual owner’s costs incurred at the operation since 2017, vendor/contractor quotations, and similar operation comparisons, while capital costs projected through 2026 are estimates by the QP based on owner’s cost estimates developed based on unit cost and quantity basis utilizing historic cost data, first principles, vendor/contractor quotations, and similar operation comparisons.
The average annual capital expenditure since 2017 at the Goderich mine is $37,172,000, with a high of $56,984,000 in 2017 and a low of $17,999,000 in the nine-month 2021 fiscal year. The higher than average capital spend in 2017 was primarily associated with a shaft-lining project that was undertaken for safety and maintenance of business. A summary of capital expenses incurred from 2017 through 2021 by the owner is provided in Table 18-1.
The Goderich mine, as well as all Compass Minerals facilities, maintains a five-year capital forecast for all foreseen capital expenditures to support current production. A summary of foreseen capital expenditures is provided on Table 18-2. As shown on Table 18-2, total estimated capital expenditure through 2026 is $189,691,000, and is comprised of either MOB capital and capital spend for major foreseen capital projects through 2026 including:
•Construction of a new Mill and new egress / ingress from Mill to shaft for $44,687,000.
•Maintenance, replacement and rebuilds of the fleet of Continuous Miners for $78,499,000.
The balance of the forecasted capital expenditure through 2026 is $66,506,000 and primarily includes routine replacement for mine vehicles and equipment. Listed expenditures are based on cost estimates generated by third parties, within +/-15% level of accuracy. There are risks regarding the current capital costs estimates through 2026, including escalating costs of raw materials and energy, equipment availability and timing due to either production delays or supply chain gaps.
Actual operating costs incurred at the Goderich mine from 2017 through 2020 are provided in Table 18-2. Summarized costs include labor, maintenance, supplies electric, diesel, lease royalties, logistics and taxes.
Since 2016, total operating costs per ton have ranged from $32.00 per ton in 2021 to $51.30 in 2018 (impacted by a strike). A 66% increase in hoisted tons over the period is the primary factor in the resulting decrease in cost per hoisted ton, as well as efficiencies realized from the exclusive operation of CMs and what is viewed as an equitable CBA with labor at the Mine.
Excluding impacts associated with mining inefficiency associated with ramp development, the mine has realized a 4% increase headcount from 509 to 530 employees since 2017.
The Goderich mine has a long history of mining salt from the A2 salt deposit. This history includes a wealth of knowledge on how the ore behaves during mining, quality of the ore, the geomechanical properties of salt to enable safe and sustainable mining practices.
The modeling and analysis of the Company’s resources and reserves has been developed by Company mine personnel and reviewed by several levels of internal management, including the QP. The development of such resources and reserves estimates, including related assumptions, was a collaborative effort between the QP and Company staff.
The Company’s salt-producing locations do not utilize classic exploration techniques in the development of their assumptions around mineral resources or reserves. The mineral deposit at

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Goderich is restricted in access by bodies of water, and industry techniques used for geological exploration for other types of mineral deposits, specifically collection of rock core from drilling, can be degradational to the salt ore being assessed. Given the nature of the salt mineral and each site’s beneath a massive water body, this limitation impedes the validation of mineral resources and reserves using exploration drilling techniques. Accordingly, geophysical techniques are utilized at Goderich to assist in mine planning, and to verify that there are no obstructions ahead of advancement of the mine in the form of geological anomalies or structural features, such as faults that could affect future mining. In conducting these geophysical campaigns, including in-seam seismic and ground penetrating radar technologies, the Company is able to identify the continuity of ore-body ahead of mining. In-seam directional drilling is also conducted at Goderich as a means of extending our visibility into the ore body beyond the ranges that can be assessed by geophysical technologies.
Geological modeling and mine planning efforts serve as a base assumption for resource estimates at each significant salt-producing location. These outputs have been prepared by both Company personnel and third-party consultants, and the methodology is compared to industry best practices. Mine planning decisions, such as mining height, execution of mining and ground control, are determined and agreed upon by Company management. Management adjusts forward-looking models by reference to historic mining results, including by reviewing performance versus predicted levels of production from the mineral deposit, and if necessary, re-evaluating mining methodologies if production outcomes were not realized as predicted. Ongoing mining and interrogation of the mineral deposit, coupled with product quality validation pursuant to industry best practices and customer expectations, provides further empirical evidence as to the homogeneity, continuity and characteristics of the mineral resource. Ongoing quality validation of production also provides a means to monitor for any potential changes in ore-body quality. Also, ongoing monitoring of ground conditions within the mine, surveying for evidence of subsidence and other visible signs of deterioration that may signal the need to re-evaluate rock mechanics and structure of the mine ultimately inform extraction ratios and mine design, which underpin mineral reserve estimates.
The Company assesses risks inherent in mineral resource and reserve estimates, such as the accuracy of geophysical data that is used to support mine planning, identify hazards and inform operations of the presence of mineable deposit. Also, management is aware of risks associated with potential gaps in assessing the completeness of mineral extraction licenses, entitlements or rights, or changes in laws or regulations that could directly impact the ability to assess mineral resources and reserves or impact production levels.
Notwithstanding, the salt deposit supports continued successful exploitation, given the size, grade, metallurgical characteristics, developed infrastructure, and the knowledge and experience of the individuals engaged in the project. The uncertainty and risk associated with the historic exploration data can be mitigated where possible, through annual in-seam seismic campaigns, application of ground penetrating radar, and in-seam directional validation drilling.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Sensitivity analyses conducted on the life-of-mine cash flow analysis indicates that this is a robust project that can withstand 20% increases in the key cash flow components:
•If mining operating costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-2.
•If capital construction costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-2.
•The facility can also withstand a decrease in average selling price of 20% from those currently estimated according to the sensitivities shown in Table 19-3.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
2Introduction
2.1Registrant
This Technical Report Summary (this “TRS”) was prepared in accordance with Items 601(b)(96) and 1300 through 1305 of Regulation S-K (Title 17, Part 229, Items 601(b)(96) and 1300 through 1305 of the Code of Federal Regulations) promulgated by the Securities and Exchange Commission (“SEC”) for Compass Minerals International, Inc. (“Compass Minerals” or the “Company”) with respect to estimation of salt mineral reserves for Compass Minerals’ existing operation producing salt in Goderich, Ontario, Canada (referred to as the “Goderich Mine”, “Goderich mine” or the “Mine”).
2.2Terms of Reference and Purpose
The quality of information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation and ii) the assumptions, conditions, and qualifications set forth in this TRS.
Unless stated otherwise, all volumes and grades are in U.S. customary units and currencies are expressed in constant third quarter 2021 U.S. dollars. Distances are expressed in U.S. customary units.
The purpose of this TRS is to fulfill the requirements of a Mineral Reserve Assessment for the Goderich Mine.
The effective date of this Technical Report Summary is September 30, 2021.
2.3Sources of Information
This TRS is based upon technical information and engineering data developed and maintained by local personnel at the Goderich Mine site, Compass Minerals’ corporate supporting resources and from work undertaken by third-party contractors and consultants on behalf of the mine. In addition, public data sourced from the Goderich Port Management Commission, Huron County GIS, internal Compass Minerals technical reports, previous technical studies, maps, Compass Minerals letters and memoranda, and public information as cited throughout this TRS and listed in Section 24, “References,” and  25, “Reliance on Information Provided by the Registrant.”
This report was prepared by Joseph R. Havasi, MBA, CPG-12040, a qualified person.
2.4Details of Inspection
The following table summarizes the details of the personal inspections on the property by the qualified person.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

QP	Date(s) of Visit	Details of Inspection
Joe Havasi	August 2010 – August 2020	Mr. Havasi visited the site in support of miscellaneous projects and met with Site, Engineering, and Financial Management over a period of ten years. Visits and meetings at the site and with Town leaders regarding Mine Closure Plan, completion of the Mine Closure Plan, and leasing matters.
Joe Havasi	August 2021	Mr. Havasi visited the site in support of completion of the Mine Closure Plan, miscellaneous projects and met with Site, Engineering, and Financial Management to procure information for use in this TRS.
Joe Havasi	September 2021	Mr. Havasi visited the site in support of miscellaneous projects and met with Site, Engineering, and Financial Management.

Table 2-1: Site Visits

2.5Report Version
This TRS is not an update of a previously filed TRS.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
3Property Description
The Goderich mine is a production stage, underground mine that produces rock salt primarily for highway use and as feed product for other uses. The Goderich mine is located in southwestern Ontario, Canada, on the eastern shore of Lake Huron. The Goderich mine is located west of the town of Goderich, Ontario, on an isthmus in the mouth of the Maitland River, as it enters Lake Huron. The Goderich mine location is shown in Figure 3-1, while Figure 3-2 illustrates the juxtaposition of owned land where the mine site is located with Compass Minerals salt lease.

Petoskey
Gaylord
Traverse City
Parry Sound
Huntsville
Lake Huron
MICHIGAN
Goderich Mine
Midland
Bay City
Saginaw
Brampton
Toronto
Mississauga
Muskegon
Hamilton
Niagara Falls
Grand Rapids
Flint
London
Buffalo
Lansing
Kalamazoo
Ann Arbor
Detroit
Lake Erie
Erie
South Bend
Toledo
100 mi
N
Cleveland
Google Earth
Image Landsat / Copernicus
Image NOAA
Fort Wayne
Akron

Figure 3-1: Site Location Map
3.1Property Location
The Goderich mine is approximately 60 miles northwest of London, Ontario, and 120 miles west of Toronto, Ontario. Its approximate coordinates are 43˚ 44’ 50” North and 81˚ 43’ 30” West.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Source: Compass, 2012 (Mine Closure Plan)
Figure 3-2: Aerial View of Mine Site and Extent of Mineral Lease

3.2Property Area
The mine site includes approximately 16.3 Company-owned acres of man-made peninsula consisting of several large buildings and silos associated with mining and material handling, a ship loading facility and three shafts. Compass Minerals owns the surface and mineral rights shown on Figure 3-3. Compass Minerals actively mines salt west of its owned land under a salt lease with the Ministry of Energy, Northern Development and Mines (ENDM)(lease #107377) comprising approximately 13,195 acres (Figure 3-1).

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Source: Compass, 2012 (Mine Closure Plan)
Figure 3-3: Extent of Mine Site

3.3Mineral Titles
3.3.1History of Titles
Salt production began in Goderich, Ontario, in 1867 by Sifto Canada (“Sifto”), after an unsuccessful search for oil uncovered a vast bed of rock salt. Sifto used basic solution mining and evaporation, now known as mechanical evaporation, to begin the nearby Goderich plant.

Salt exploration was initiated in the area in the early 1950s. That exploration targeted a potential underground mining operation started in the Goderich Harbor area. However, prior to that, a narrow peninsula had been constructed for use as a trunk line for the CN Railway. Further, the Department of Transport operated a small marina on the south east side of what was to become the mine lease which, at that time, was only accessible by water. The peninsula was widened and the area to be used by the mine and neighboring facilities was constructed using materials from local quarries and supplemented with materials from the first mine shaft.

In 1956, Sifto received approval to operate an underground salt mine while under the ownership of Dominion Tar and Chemical Company Ltd. Initial drilling at the Goderich mine started in 1955 with the sinking of the first shaft beginning in 1957. The Goderich mine started production upon the completion of the first shaft in 1959. Additional increases in production were enabled after a second mine shaft and a third mine shaft were completed in 1962 and 1982, respectively. In 1990, Domtar Chemicals Limited (previously known as Dominion Tar and Chemical Company Ltd.) sold Sifto to the North American Salt Company, a subsidiary of D.G. Harris & Associates (“DGHA”). In 1993, DGHA founded Harris Chemical Group as a holding company for salt operations which was acquired by IMC Global (“IMC”) in 1997. IMC sold a majority of its salt operations, including the Goderich mine, to Apollo Management V, L.P. through an entity called Compass Minerals Group in 2001. Following a

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
leveraged recapitalization, the company now known as Compass Minerals International, Inc. completed an initial public offering in 2003.
3.4Mineral Rights
The Goderich mine site is located on 16.3 acres of Company-owned land (PIN 41369-0004) on a man-made peninsula consisting of several large buildings and silos associated with mining and material handling, a ship loading facility and three shafts. The Company actively mines salt west of its owned land under Salt Mining Lease No. 107377, dated November 9, 2001, with the Ontario Ministry of Energy, Northern Development and Mines, comprising approximately 13,195 acres. The lease has a 21-year term expiring on May 31, 2022. The Company has an option to renew the lease for an additional 21 years, until 2043, so long the Company can demonstrate that the Goderich mine’s useful life extends through the 21-year renewal term, which the Company expects to exercise. The only material payments associated with the lease are royalties on the salt produced. The current royalty rate paid is $1.05 per ton.
There are three Water Lot Locations that comprise the overall Salt Mining Lease:
•CL 3803, covering 1,058.3 hectares,
•CL 3804 covering 1,269.6 hectares and
•CL 9861 covering 3,012.2 hectares.
These three Water Lots total 5,340.1 hectares.
Figure 3-4 shows the individual Water Lots comprising the overall Salt Lease.

TOWNSHIP OF COLBORNE
BROKEN FRONT CONCESSION
HIGHWAY No. 21
LOT 1
BLOCK A
PART I
LAKE HURON
LOCATION CL 9861
CL 3804
CL 3803
TOWN OF GODERICH
LOT 3
LOT 4
LOT 5
LOT 6
LOT 7
LOT 8
LOT 9
LOT 10
CONCESSION 1
HIGHWAY No. 21
TOWNSHIP OF GODERICH

Source: Archibald, Gray & McKay (Ontario Land Surveyors), 1996
Figure 3-4: Goderich Mine Salt Lease Water Lots

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
3.5Encumbrances
The Mine is not subject to known encumbrances in the form of future permitting requirements, permit conditions, violations or fines.
Notwithstanding, the QP is aware of an aboriginal land claim filed in 2003 by The Chippewas of Nawash and The Chippewas of Saugeen (the “Chippewas”) in the Ontario Superior Court against The Attorney General of Canada and Her Majesty The Queen In Right of Ontario. The Chippewas claim that a large part of the land under Lake Huron was never surrendered by treaty and thus seek a declaration that the Chippewas hold aboriginal title to those submerged lands. The land to which aboriginal title is claimed includes land under which our Goderich mine operates and has mining rights granted to it by the government of Ontario. The actions also seek damages for the value and loss of use of lands. The Company is not a party to the court actions. On July 29, 2021, the Court in Ontario issued an order holding that the Chippewas do not have aboriginal title to the submerged lake lands. The Chippewas subsequently appealed that ruling, and the appeal is still pending.
3.6Other Significant Factor and Risks
All significant factors or risks have been identified and described in the TRS.
3.7Royalties Held
Not Applicable.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
4Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1Topography, Elevation and Vegetation
The Goderich Mine surface facility is situated on ‘made-land’ that was created in 1872, following the redirection and dredging of the Maitland River, north to its current alignment, and the construction of a breakwater separating the river mouth from the harbor. Construction of the north and south piers was also undertaken in 1872, with north and south breakwaters being constructed between 1904 and 1908, and extended in 1911 (GPMC, 2014) (Figure 4-1). The elevation of the Goderich Mine is 179m amsl, and is bounded by the Maitland River to the north, Lake Huron to the west, the Goderich Harbor and Snug Harbor to the south and east. The entire site is very gently sloping to the southwest (Figure 4-2).

Figure 4-1: Goderich Harbor
Source: Compass Minerals
The datum elevation of Lake Huron is 176 meters (IGLD, 1985). Maximum and minimum water levels range from 175.6 m to 177.5 m above sea level (ASL), as reported by International Great Lakes Datum (IGLD) 1985. The long-term average lake level is established at 176.5 m ASL.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

Airport Road
River Ridge Cres
21
Mill Road
Champlain Boulevard
Bluewater Highway
Saltford
Bisset's Hill
31
Dunlop Drive
COMPASS MINERALS
GODERICH MINE
SURFACE BOUNDARY
Indian Island
North Harbour Road West
Napier St
Victoria Street North
Cambria Road North
Albert Street North
Trafalgar Street
Judith Gooderham Park
Nelson Street East
Brock Street
Newgate Street
East Street
St David Street
Park Street
Britannia Road East
Victoria Street South
North Street
Courthouse
Goderich Main Beach Playground
Goderich Main Beach
Lions Harbour Park
Harbour Street
West Street
Lighthouse Street
Quebec Street
Elgin Avenue West
Picton Street West
St Christopher's Beach
Goderich Beach
CONTOUR INTERVAL = 5 METERS
0 0.15 0.3km
N
E
W
S

Figure 4-2: Topographic Quadrangle Map: Goderich Mine
Source: Compass Minerals

Although species diversity was relatively high in the areas associated with the Lower Maitland River Valley, the harbor area has been heavily influenced by human activity, including the creation of much of the harbor’s infrastructure; consequently, there is very little vegetation at the mine site. The Town of Goderich is located in the Physiographic Region known as the Huron Slope. This is a narrow strip of land between the Wyoming Moraine and the eastern shoreline of Lake Huron. The Huron Slope extends from Sarnia to Tobermory and is characterized by a number of dominant landforms including spillways, till plains, kame moraines, beach ridges, sand dunes and shore cliffs. The Huron Slope is considered to be a clay plain of glacial Lake Warren overlying a fine-grained (i.e. primarily silt and clay sized particles) basal glacial till. Till is sometimes exposed at the surface and thin surficial layers of sand are found in the immediate area of Goderich (Golder 2012).

4.2Means of Access
Access to the Goderich mine is considered excellent. The town of Goderich has established infrastructure for both mining and exporting salt and can be accessed via regional highways from Toronto from the east (2.5 hours). The triangular-shaped mine site is surrounded by the lake on three sides and the Maitland River on the north side. Goderich Harbor and the Goderich mine site are accessed via North Harbor Road, a municipally owned and maintained road that connects the harbor area to Highway 21. Commercial air travel is available from London, Ontario, Toronto, Ontario, and Detroit, Michigan, all of which are in relative proximity to the site.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
4.3Climate and Operating Season
The Town of Goderich is located on the windward side of Lake Huron, approximately 120 km north of Sarnia, which is at the southern end of the lake. Goderich’s climate is moderated by its proximity to Lake Huron with a summer daytime average temperature of 17.75oC and a winter daytime average temperature of -4.75oC. Goderich receives a monthly average of 90.25 mm of rain during the summer and a monthly average of 74.75 cm of snow during the winter (Environment Canada 2012).
4.4Infrastructure Availability and Resources
The Operation is connected to local power, water, natural gas and sewage infrastructure. Primary logistics for transporting mined product include the rail siding and direct loading into ships or barges in Goderich Harbor.
The town of Goderich provides all necessary resources for the Operation with a ready labor supply, housing, hotels, food and all other typical facilities. The close proximity to rail, port and roads provides easy access for all logistical needs.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
5History
The following history of Goderich Harbor was derived from the Goderich Port Management Corporation’s Environmental Assessment in support of potential port expansion project:
Since the 1820’s Goderich has had an active harbor associated with lumber and agricultural produce (InterVISTAS 2009). The area surrounding Goderich’s natural harbor was surveyed by the Canada Company in 1827, with a trading post established at the mouth of the Maitland River by 1828. Between 1830 and 1850 the Canada Company built two wooden piers to protect vessels in the harbor from storms (Heritage Resources Centre 2010). Today’s modern harbor was created in 1872, following the redirection and dredging of the Maitland River, north to its current alignment, and the construction of a breakwater separating the river mouth from the harbor. Construction of the north and south piers was also undertaken in 1872, with north and south breakwaters being constructed between 1904 and 1908, and extended in 1911 (Heritage Resources Centre 2010).
The Goderich Port became a favorite wintering spot for schooners and other ships. Between 1840 and 1962, over 100 vessels were built in the harbor. The first grain elevator at the Port was built in 1866 but was later destroyed by fire. The current elevators, constructed in the 1920s, are still in operation today. In 1866, Samuel Platt discovered salt while drilling for oil in the harbor.
Salt production began in Goderich, Ontario, in 1867 by Sifto Canada (“Sifto”), after an unsuccessful search for oil uncovered a vast bed of rock salt. Sifto used basic solution mining and evaporation, now known as mechanical evaporation, to begin the nearby Goderich plant.
Salt exploration was initiated in the area in the early 1950s. That exploration targeted a potential underground mining operation started in the Goderich Harbor area. However, prior to that, a narrow peninsula had been constructed for use as a trunk line for the CN Railway. Further, the Department of Transport operated a small marina on the south east side of what was to become the mine lease which, at that time, was only accessible by water. The peninsula was widened and the area to be used by the mine and neighboring facilities was constructed using materials from local quarries and supplemented with materials from the first mine shaft.

In 1956, Sifto received approval to operate an underground salt mine while under the ownership of Dominion Tar and Chemical Company Ltd. Initial drilling at the Goderich mine started in 1955 with the sinking of the first shaft beginning in 1957. The Goderich mine started production upon the completion of the first shaft in 1959. Additional increases in production were enabled after a second mine shaft and a third mine shaft were completed in 1962 and 1982, respectively. In 1990, Domtar Chemicals Limited (previously known as Dominion Tar and Chemical Company Ltd.) sold Sifto to the North American Salt Company, a subsidiary of D.G. Harris & Associates (“DGHA”). In 1993, DGHA founded Harris Chemical Group as a holding company for salt operations which was acquired by IMC Global (“IMC”) in 1997. IMC sold a majority of its salt operations, including the Goderich mine, to Apollo Management V, L.P. through an entity called Compass Minerals Group in 2001. Following a leveraged recapitalization, the company now known as Compass Minerals International, Inc. completed an initial public offering in 2003.
.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
6Geological Setting, Mineralization and Deposit
6.1Geologic Description
The Goderich Salt Mine is located near the east edge of the Michigan salt basin (Figure 6-1). The stratigraphy consists of a sedimentary rock sequences which includes salt evaporates (or halites) contained within the Silurian-age Salina formation (Figure 6-2). The Silurian dolomites, shales, and evaporites are overlain by the dolomites and limestones of Devonian-age and underlain by Ordovician limestones and shales. The Salina group is classified into units in ascending order from A to G.
The sediments of the Salina formation approach 3,000 ft (900 m) maximum thickness near the basin depositional center (Figure 6-1), thinning out to several hundred meters or less on the basin margins where the salt is absent. The aggregate thickness of the salt in the Salina formation can exceed 2,000 ft (600 m) in the thickest sequences in the depositional center of the basin, thinning out to zero at the basin margins. The salt strata are highly continuous over the basin, and most of the major salt units can be traced for hundreds of kilometers.
In the Goderich area, the aggregate thickness of the Salina formation is about 1,000 ft (300 m), of which approximately 40% consists of salt beds, with the B unit salt being the dominant salt bed.
The geological interpretation assumes that the A-2 evaporite salt bed is continuous and potentially thickens to the west towards the center of the Michigan basin. The regional stratigraphic sequence is well understood from many wells drilled across the basin and locally in the Goderich area. The salt strata are highly continuous over the basin, and most of the major salt units can be traced for hundreds of kilometers.
On a local scale, the continuity of the salt beds can be impacted by the presence of pinnacle reefs, displacement by faults, or the local leaching of salt. The Company can use various tools to characterize geological conditions in nearby areas to assess the possibility of encountering these local ground conditions at the mine.
6.2Mineral Deposit Type
The Goderich Salt Mine is situated in the A-2 salt bed. The A-2 salt is immediately overlain by the A-2 carbonate sequence and underlain by the A-1 carbonate sequence. The base of the A-2 salt bed is located approximately 1,750 ft to 1,760 ft below surface at the mine shafts’ location. Figure 6-2 shows the stratigraphic column at the mine.
The A-2 salt bed in the shaft area is approximately 79 ft thick. Other salt beds above the mine consist of B, D, and F salt beds at progressively shallower depths. The upper most F salt bed is about 980 ft below surface at the shafts’ locations. The salt beds are nearly horizontal and dip at approximately 1.5° to the southwest.
The A-2 salt contains parting features that may be encountered during mining or present stability challenges when shallow in the roof. The clay partings often exhibit rippled surfaces. The features tend to be weak and roof separation is common when located immediately above the roof at room center. The dolomite / anhydrite / clay bands’ (commonly referred to as rock bands) thickness ranges from thin lamina (less than one quarter inch) and four to six inches. The frequency and thickness of

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
the rock bands increase near the top and the bottom of the A-2 salt. Slumping or folding structures within the salt are common.
The rock of the A-2 carbonate bed, which overlies the A-2 salt, is a dolomite. The thickness of the A-2 carbonate bed is about 140 ft and the bedding has prominent partings that range in spacing from less than one inch and one to two feet (Table 6-1). The estimated cohesive strength at bedding features is very low. There is little evidence of cross fracturing or jointing within the dolomite. The rock is prone to raveling as observed in areas where it has been exposed in the mine roof.

Hole ID	From (ft)	To (ft)	Lithology	Thickness (ft)
DDH02	1,676.0	1,754.7	A2_Salt	78.7
DDH03	1,715.7	1,748.0	A2_Salt	32.3
DDH05*	-	-	-	-
DDH06	1,692.3	1,767.2	A2_Salt	74.9
DDH09	1,681.7	1,768.7	A2_Salt	87.0
DDH10	1,696.9	1,781.8	A2_Salt	84.9
DDH11	1,699.0	1,780.0	A2_Salt	81.0
DDH12	1,711.6	1,797.3	A2_Salt	85.7
DDH13	1,673.0	1,759.0	A2_Salt	86.0
DDH14	1,782.7	1,863.5	A2_Salt	80.8
		A2	Average†	82.4
Table 6-1: Thickness of A-2 Salt in Exploration Drilling

Notes: *A2 salt not intercepted in Salina formation.
† Average excludes anomalous boreholes DDH03 andDDH05
Source: SRK from Compass data

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
6.3Stratigraphic Section

A
B
QUATERNARY
PENNSYLVANIAN
SEA LEVEL
MISSISSIPPIAN
DEVONIAN
SILURIAN
Salts of Detroit River Group
Bass Islands Group
F salts
C, D, E Units
B salt
A-2c
A-2 salt
A-1c
A-1 salt
Salina Group
Niagaran Group and older sedimentary rocks

LOCATION MAP
Lake Michigan
Lake Huron
Limit of Detroit River Salts
Limit of Salina Salts

LIST OF WELLS USED IN CROSS SECTION

1	Pure Oil Co.	Harkness No. 1	16 - 2N - 2W	Ingham County
2	Pure Oil Co.	Emery No. 1	21 - 13N - 1W	Midland County
3	Brazos-Sun-Superior,	State-Foster No. 1	28 - 24N - 2E	Ogemaw County
4	Shell Oil Co.	Sheldon-State-Wellington No. 1-34	34 - 32N - 5E	Alpena County
5	Shell Oil Co.	U. S. Steel No. 2-1	1 - 34N - 6E	Presque Isle County

Source: Johnson and Gonzales, 1978 as referenced in Dusseault, 2004
Figure 6-1: General Cross-Section of the Michigan Basin

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Source: modified from left: Johnson and Gonzales, 1978 as referenced in Dusseault, 2004 and right: Sanford, 1969
Figure 6-2: Stratigraphic Sequence of the Michigan Basin and the Goderich Salt Mine

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
7Exploration
Exploration on the Goderich Salt Mine is very limited. In the late 1950s, the Sifto Salt Company Ltd. drilled 16 vertical core boreholes, 10 of which were drilled to a depth sufficient to intercept the A-2 salt bed (Figure 7-1). The drilling results are summarized by Kenneth K. Landes (1957) in a report titled Report on Rock Salt Reserves at Goderich, Ontario dated March 30, 1957.
All of the surface exploratory holes were drilled in the 1950’s. Most of the Goderich Mine is located under Lake Huron. This makes any surface exploratory drilling expensive and inherently risky.
Compass has undertaken an in-mine exploration program along with Ground Penetrating Radar (GPR) and in-seam seismic surveys. All the current exploration projects are to verify thickness of the ore deposit and not to determine quality. This is due to the fact the salt has been found to be uniform in its quality.
7.1Procedures – Exploration Other than Drilling
In-seam seismic surveys were conducted at two areas with ground condition problems at the current southern extent of the mine workings (Figure 7-1).  In-seam seismic is able to detect disturbances in salt continuity but cannot observe salt thickness. The survey conducted by Associated Mining Consultants (AMC) in 1997 concluded that they had encountered “events” coinciding with “the range at which hard material had been encountered during drilling”. Mining operation efforts were halted at the first seismic reflector.
The in-seam seismic survey done in 2013 by DMT showed P – and S- waves within salt with some detected seismic reflections showing disturbances in the salt interpreted as possible faults or increases in organic material.
In 2019, the mine began using GPR to identify the thickness of the A-2 Salt layer in development.  The mine purchased a Sensors and Software Pulse EKKO 100 MHz antenna, and processing software suite.  The thickness was calculated using common midpoint (CMP) survey-derived wave speeds, taking the geometry of the GPR system into account and propagating the associated uncertainties.  The surveys have identified areas of decreased and increased thickness in the mine allowing the mine plan to be adjusted accordingly.
7.2Exploration Drilling
The report by Landes concluded that commercial salt beds have been defined in the A-2 and F salt beds. The A-2 salt was reported as having a minimum mining thickness of 70 ft with an average NaCl content of 98.17%. The F salt was reported at a minimum mining thickness of 15 ft with an average NaCl content of 98.24%. The other salt units, A-1, B, and D were deemed at the time as either too thin or with too many impurities for commercial extraction.
The average thickness of the A-2 salt bed is 82.4 ft, as defined by eight drill intercepts that have pierced through the whole unit Table 6-1. Drill intercepts closest to the lease (boreholes 9, 10, 11 and 12) average 84 feet thickness and the salt zone generally thickens moving to the west, where mining is occurring. Interestingly, the A-2 salt thins to a thickness of 32 ft on borehole 3 and completely disappears in borehole 5. Landes (1957) interprets the disappearance of the A2 salt in borehole 5 as being due to leaching of the salt and subsequent collapse of the overlying beds, as evidenced by a steepening of the beds and the presence of salt-filled fractures in the core. Landes

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
does not however attribute the thinning of the A-2 salt in borehole 3 to the same leaching process as no brecciation was observed and the A-2 carbonate is also thinned by over 70 ft. Therefore, to explain the anomalous situation at borehole 3 by leaching would involve not only dissolving the upper three-fifth of the A-2 salt but also half of the overlying A-2 dolomite, all without disturbing the strata above. As such, Landes interpreted this oddity as being related to faulting though no faults were interpreted in the log and the QP is not aware of any mapped fault in the area. The orientation of such a fault is unknown but restricted by the fact that it has not been observed in existing workings. However, Terry Carter, consultant geologist for Compass with many years of experience at the mine, believes that the thinning of A-2 salt on borehole 3 could still be due to salt dissolution. Further geological work is required to understand the reason for salt thinning in this area.
Source: Compass Minerals
Figure 7-1: Exploration Drilling and In-seam Seismic Surveys at the Goderich Salt Mine (existing mine workings in red)

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
7.3Procedures – Drilling Exploration
The first exploration holes were drilled in the 1950’s. Drilling logs exist; however, drilling procedures have not been found.
In 2019, Compass Minerals began an inseam drilling program. This program was designed to confirm the thickness of the ore body in the proposed new mine workings and was not designed to collect information about quality of the salt.
The drilling program used a small diamond drill rig along with directional drilling tool. The drillholes were located to drill into areas where new mine workings are proposed. The typical drillhole was drilled using NQ core barrel. The drill holes were drilled horizontally with 20 ft cemented casings. The cement was allowed to cure for 12 hours, then pressure tested to 1,000 psi for 10 minutes. If the casing fails the pressure test, re-cementing the casing is performed. If the casing fails the pressure test twice, the hole is abandoned, and another location is drilled.
Every 100 meters, upwards and then downwards wedges were branched off the main horizontal hole to intersect with the anhydrite formations above and below the salt. All drill holes are logged, and cores remain within Goderich Mine to be used for future reference.
The drilling program is an on-going program with new sites chosen as mine planning dictates.
7.4Characterization of Hydrology
Golder Associates (2013) summarized hydrogeological conditions and observations made during the sinking of the three shafts. The sequence of geologic strata typically encountered near the shafts are summarized in Table 7-1.
Table 7-1: Typical Borehole Log Near Shafts at Goderich Mine
This geologic sequence is consistent with the information available from shaft sinking logs. The shale beds and salt beds of the Salina Formation in the area represent an aquitard and form the base of the more active groundwater flow system present in the overlying units (starting at 230 m, or about 750 ft bgs). It is understood that groundwater in the Lucas, Amherstburg, Bois Blanc, and Bass Islands Formations is typically fresh to brackish, with water in the deeper Salina units being of high salinity. An additional source of information includes geologic observations that were made during shaft sinking and summarized in a report by Phillips (2000). The observations are summarized in Table 7-2. Below the superficial sand and gravel deposits associated with the lake bed and riverbed,

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
the strata are nearly horizontally bedded. This means that strata can be correlated as approximately horizontal between the nearby boreholes and shafts.
Table 7-2: Geologic Conditions Identified During Shaft Sinking
As part of the study by Golder Associates (2013), a hydrogeological investigation was conducted in test well VWP-1 to provide information and aid in the design of a program for re-lining shafts #1 and #2. This investigation included collecting geophysical data, borehole video images, and geological logging. Hydrogeologic testing included flow profiling, hydraulic testing, and water chemistry sampling. The test borehole was cemented and abandoned upon completion of test program. The measured water levels and flow conditions from the test program are summarized on Table 7-2, along with estimates of hydraulic conductivity for the various intervals.
Table 7-3: Hydrogeologic data from Test Well VWP-1

Appendix B shows a log of the inflows encountered during the sinking of shafts #1 and #2. This data is considered relevant to the prediction of hydrogeological inflow conditions to the underground workings and around the shaft seals.
The review of hydrogeologic data is summarized in the following points:
•     The dolostone (shaley dolomite) of the Lucas, Amherstburg, Bois Blank, and Bass Island Formations to a depth of about 230 m are water bearing with artesian flow measured through the sequence.
•     There is presence of vertical groundwater gradients to the depth of about 230 m with hydraulic heads varied from 1 to 3 m above ground between depths of 40 to 89 m. Average hydraulic head

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
of 4.3 m above ground between depths of 90 and 230 m, resulting in strong artesian flow in boreholes.
•     Significant artesian flow rates of 18 to 32 L/sec (285 to 507 gpm) were measured throughout the Amherstburg, Bois Blanc, and Bass Island Formation between depths of 97 and 217 m with the deepest major flow zone encountered at a depth of 213 m. Significant flow producing zones were encountered through the upper 200 m of rock generally corresponding to karstified, weathered bedding partings, vertical fractures, and stratigraphic discontinuities.
•     The anhydrite beds identified at depths between approximately 230 and 248 m in the base of the Bass Island Formation, when intact as they were observed in Test Well VWP-1, likely represent an aquitard or caprock to the large-scale groundwater circulation.
•     The Salina Formation G and F Members encountered in Test Well VWP-1 between depths of 248 and 258 m appeared to be intact and did not exhibit an indication of significant weathering. However, some minor open bedding partings were observed that may be associated with minor groundwater flow zones.
•     Groundwater level measured in the Salina Formation was approximately 120 m below ground surface. The strong hydraulic head difference of 124 m observed across the lower Bass Island Formation anhydrite beds suggests that they are acting as an effective aquitard, at least in the immediate vicinity of Test Well VWP-1.
•     The observed intact rock and absence of major flow zones below 213 m in Test Well VPW-1 are generally consistent with observations from the original sinking of Shaft #2, which reports dry conditions below 219 m. However, regular groundwater inflows to the depth to 335 m with a flow range of 0.5 to 1.5 L/sec were reported during construction of Shaft #1.
7.5Exploration – Geotechnical Data
No geotechnical data was found for the above ground exploration holes. The current drilling program does not contain any provisions for the collection or testing for geotechnical purposes.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Source: Compass Minerals
Figure 7-4: Drill Hole Locations
7.6Description of Relevant Exploration Data
The combination of historic data collected through historical exploration, the large body of geologic knowledge of the area and the Michigan Basin, combined with the long operational history of the mine and Compass Minerals’ underground GPR and drilling exploration has created a strong understanding of the thickness and continuity of the salt bed. Furthermore, the salt deposit has been shown to be almost pure sodium chloride (~98%), less some anhydritic interbedding. The presence of the anhydritic banding is common in salt beds and is due to the depositional process of halite. The undulating thickness as discovered using GPR is localized and has no significant impact on reserves.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
The mine has been in operation for over 60 years and has accumulated a wealth of knowledge about the homogeneity and continuity of the salt bed. As mining operations continue to the west, towards the center of the basin, all geologic information points to the salt bed becoming thicker. The only limiting factor of the mine and the reserves, is the boundaries of the lease.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
8Sample Preparation, Analyses and Security
All of the surface exploration occurred during the 1950’s. The previously referenced report by Landes concluded the A-2 salt had an average NaCl content of 98.17%. The report does not indicate the tests performed, if the samples were composited or any specific detail of how analytical testing and sample handling were performed. However, the purities described in the Landes report are indicative of the purity levels found within the mine.
Halite is a sedimentary rock that is formed when large volumes of sea or salty water is evaporated from an arid climate basin. The basin has a replenishing flow of salty water and a restricted input of fresh or any other water. This depositional environment creates large uniform beds of halite. The size and uniformity of halite beds allows the mining environment where exploratory sampling can be limited in scope. Compass Minerals samples for purity during production, as described in Section 10.
8.1Sample Preparation and Quality Control
The sampling occurred in the 1950’s and was not documented.
8.2Sample Analyses
The sampling occurred in the 1950’s and was not documented.
8.3Sample Quality Control and Assurance
The sampling occurred in the 1950’s and was not documented.
8.4Adequacy of Sample Preparation
The sampling occurred in the 1950’s and was not documented.
8.5Analytical Procedures
The sampling occurred in the 1950’s and was not documented.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
9Data Verification
9.1    Data Verification Procedures
Data verification of the information contained herein and review of the practices and procedures of the engineering and mine planning at Goderich Mine is typically performed with the assistance of third-party consulting firms familiar with the salt mineral industry. The mine utilizes on-site installations of Deswik Mining Software along with these independent consultants to review and assist with the construction of resource and reserve models, mine plans and mine sampling.
9.2    Conducting Verifications
Verification of resource and reserve information has been limited in the past to third-party consulting and internal review by Compass corporate engineering. This is consistent with past industry practice.
9.3    Opinion of Adequacy
For the purposes of this technical report summary, given the uniformity of the resource orebody being evaluated, the consistent nature of the salt output from the mine over its extended history and the expected extended duration of the mining operations, the current set of analytical procedures in place for production of resource and reserve estimations is considered adequate and in alignment with conventional industry practice for the mining of salt on this production level.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
10Mineral Processing and Metallurgical Testing
10.1     Nature and Extent
Goderich Mine produces chemical grade salt and highway deicing salt. The mine utilizes a process of physical gradation whereby the oversized pieces of salt are sent to be crushed and fines are compacted into blocks, while rock and other impurities are removed by optical sorting machines. A water and acid soluble analysis are performed and follows ASTM E-534-2008 guidelines.
Samples are taken from the production conveyor belt, hoisting and at the vessel. Production samples are taken four times a shift for chemical salt. Hoisting samples are taken every 250 tons for chemical salt and 800 tons for highway grade salt. Vessel samples are taken every 800 tons and composited for chemical grade salt and 2000 tons, composited for highway grade salt.
10.2    Degree of Representation
In seam sampling of the salt deposit at Goderich Mine is a part of the production process and is considered representative of the surrounding orebody for a particular level of mining. The deposit at Goderich Mine exhibits strong structural and grade continuity typical of this type of industrial mineral deposit and so the inseam sampling provides a reliable characterization of the product being mined. Save for an occasional inclusion or rock into a level as described in the geology sections, the inseam sampling remains reliably descriptive of the salt resource.
10.3    Analytical and Testing Laboratories
Due to the consistent and uniform nature of the salt mineral being recovered, production samples are tested by Compass at the facilities owned and operated by the mine. This laboratory is not certified. If sampling programs or quality investigations are required outside of the typical mode of operations, Goderich Mine would utilize third-party certified laboratories and testing following industry standard practices for quality assurance and control.
10.4    Recovery Assumptions
Recovery factors applied to production are based upon experiential and historical calibrations of results. For example, some mined product is lost to market through the production of fines during the mining process. An example QC report from May 2021 is provided as Figure 10-1 illustrating test methods and results for moisture, fines, and purity for this period.
The Company tests for fines using the 303-CC/HWY standard. The test evaluates the percentage deicing salt product passing -28 mesh screen with a control limit of 15%. Figure 10-2 illustrates the Mine’s performance within upper and lower control limits relative to fines for 2021. Where and when possible, fines are blended back into certain products, and when that is not available, the fines are moved into the mine for long-term storage.
The Goderich Mine also tests for percent NaCl and has a control limit of 96%. This standard is commonly met, with results ranging between 96% and 98%. Standard 303-CC/HWY also has a moisture standard of 0.5%. The Goderich Mine commonly passes this test as well.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

303 Autosampler Analysis Summary Week of: May 9, 2021 to May 15, 2021

Min. Control limit: 96.0%
303- CC/HWY salt % NaCl (XRF)
100
99
98
97
96
95
94
97.96
97.51
97.61
97.1
97.11
96.73
97.31
9-May-21
10-May-21
11-May-21
12-May-21
13-May-21
14-May-21
15-May-21

Control Limit: 0.50%
303- CC/HWY salt % H2O
0.6
0.5
0.4
0.3
0.2
0.1
0
0.08
0.04
0.08
0.13
0.19
0.13
0.1
9-May-21
10-May-21
11-May-21
12-May-21
13-May-21
14-May-21
15-May-21

Control Limit. 15.0%
303- CC/HWY salt % Fines (-28 mesh)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0.0
15.5
13.0
16.9
16.6
17.9
15.8
9-May-21
10-May-21
11-May-21
12-May-21
13-May-21
14-May-21
15-May-21

Figure 10-1: Standard QC Report for key Testing Parameters for Highway Deicing Salt

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Figure 10-2: 303 Highway Salt Fines (%28 Mesh) Performance
10.5    Adequacy of Data
Laboratory data collected at Goderich Mine is adequate for the continued production of salt and in alignment with typical conventional industry practice for the industry. This is based upon empirical experience. Detailed recovery of data and analysis beyond the current practices would be considered uneconomic and unnecessary in the absence of a specific issue or conditions required such further analysis.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
11Mineral Resource Estimate
11.1    Introduction
This section describes the resource estimation, methodology applied and summarizes the key assumptions considered. The resource estimation reported herein is a reasonable representation of the rock salt mineralization found in the Goderich Salt Mine at the current level of understanding.
The salt resources at Goderich Mine have been estimated in conformity with Items 601(b)(96) and 1300 through 1305 of Regulation S-K promulgated by the SEC, according to generally accepted industry practice and experience and in alignment with Canadian Institute of Mining’s (CIM) “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines (2019) as well as the Guidelines for Industrial Mineral (2003) published by the CIM Estimation Best Practice Committee. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of a mineral resource will be converted into mineral reserves.
The resource estimates are compiled utilizing data and experience of the geological continuity of the salt deposit gained over approximately 65 years of mining the A-2 salt bed, as well as the information gathered from 10 vertical core boreholes drilled in the 1950s in the salt bed.
Compass develops and continuously updates its models of the salt bed utilizing a combination of many advanced analytical tools, including Autodesk’s AutoCAD, Seequent’s Leapfrog Geo, Deswik’s Mining CAD and scheduling modules as well as Microsoft Excel and other tools.  Additionally, results from various and proprietary reports of engineering and geologic investigations by third-party consultants conducted for Compass were incorporated in the evaluation of the resource.
11.1.1    Key Assumptions and Parameters
The resulting models provide an estimate of the total resource available to Compass Minerals as defined.  In compiling a resource estimate for the Goderich Mine, several key assumptions were made:
•Mineral resources are not mineral reserves and do not have demonstrated economic viability,
•Underground mineral resources were initially reported based on the established mining practices, including the established 56-foot mining horizon (mining height). The mining height of 60 feet is proposed, being incorporated, and is utilized for estimates,
•The 60-foot mining height is based upon locational experience, practical fit and execution of mining practices, and past studies and recommendations regarding ground control and roof support performed,
•The proposed mining height at Goderich is under review and may vary in the future,
•The specific point of reference for Goderich Mine is constrained to the current elevation of the salt bed on the lease at the base of the A-2 salt, approximately 1,750 ft to 1,760 ft below ground surface at the mine shaft location. Mining occurs within the 82-foot thick A-2 salt bed and is limited within the existing leases as described in the paragraphs in Section 3,
•All values have been rounded to reflect the relative accuracy of the estimates, and

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
•Tonnage was calculated based on a tonnage factor of 0.0675 tons/ft3.
11.1.2    Methodology
The resource estimation methodology involved the following procedures:
•Review of available data and reports,
•Database compilation and verification,
•Definition of resource domains,
•Volumetric calculation based on A-2 salt bed assumptions,
•Resource classification and validation,
•Assessment of “reasonable prospects for economic extraction”, and
•Preparation of the Mineral Resource Statement
11.2    Mineral Resource Statement
The mineral resources may be affected by further exploration work such as seismic or drilling that may result in increases or decreases in subsequent mineral resource estimates. The mineral resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, socio-economic, and other factors. The Mineral Resource Statement for the site is presented in Table 11-1. The effective date of the Mineral Resource Statement is September 30, 2021.
Table 11-1: Goderich Mine – Summary of Salt Mineral Resources at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020.

	Salt Resource (tons)(1)(2)(4)(5)(6)(7)(8)
Resource Area(3)(9)	As of September 30, 2021	As of December 31, 2020
Measured Resources	—	—
Indicated Resources	1,485,710,000	1,503,121,000
Measured + Indicated Resources	1,485,710,000	1,503,121,000
Inferred Resources	148,200,000	148,200,000

(1)    Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(2)    All figures have been rounded to reflect the relative accuracy of the estimates.
(3)    Underground mineral resources are reported based on an expected representative A-2 salt bed thickness of 82 feet.
(4)    Tonnage was calculated based on a tonnage factor of 0.0675 tons per cubic foot
(5)    Included process recovery is 97.5% based on production experience. Included mining recovery is approximately 38.7% based on the room and pillar mine plan.
(6)    Although the actual sodium chloride grade is less than 100%, it is not considered in the resource, as the final saleable product is the in situ product, as-present after processing (i.e., the saleable product includes any impurities present in the in situ rock).
(7)    A cut-off grade was not utilized for the calculation as the in situ product quality is relatively constant and saleable after processing.
(8)    There are multiple saleable products based on salt quality from the operation (rock salt for road deicing and chemical grade salt). For simplicity, all sales are assumed at the lower value (and higher tonnage) product, rock salt, and are based on pricing data described in Section 16 of this TRS. The pricing data is based on a five-year average of historical gross sales data for rock salt for road deicing of $60.58 per ton. Gross sales prices are projected to increase to approximately $295.60 per ton for rock salt for road deicing through year 2094 (the current expected end of mine life).
(9)    Based on an area of approximately 575,257,000 square feet for the A-2 salt bed within the lease area.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
11.3    Estimates of Cut-off Grades
Goderich Mine produces rock salt, primarily for highway use and as feed product for other uses. Mineral cut-off grades are not applicable to the recovery of rock salt and are not a driver for production. It is understood that, for all practical purposes, every ton recovered and hoisted to the surface at Goderich is a viable sales ton.  A cut-off grade is not impacted by commodity pricing, save for in the event in which costs to produce and deliver rock salt to market exceed the established floor price of the commodity as discussed in the section on Economic Analysis. Production of salt is driven not by the availability of the resource and control of a cut-off grade, but by market demand. Salt production and correspondingly costs can be modulated in response to that demand.
It is worth noting that while there is no cut-off grade, there are losses in the mining process. Mined salt that is recovered during mining operations and handling is either sales product for shipment or is lost as waste in the form of fines. Fines are defined as volumes of salt resulting the production process below saleable size consist. The waste volumes are disposed of underground in existing abandoned excavations mined previously and accounts for approximately 2.5% of the salt recovered. This value does fluctuate with production. Efforts are underway to reduce fines loss by conversion into a saleable product through compaction. Results from those effort are still preliminary and are not considered or reported in this summary. However, as noted elsewhere, for the purposed of defining the salt resource, all of the in-situ mineral within the contours of the salt dome is considered a resource within the constraints of mining practices and safety.
11.4Resource Classification
Volumes, grade and tonnages estimated for the Goderich Salt Mine were classified in alignment with Items 601(b)(96) and 1300 through 1305 of Regulation S-K and the CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines (2019) by Compass Minerals on-site engineering and corporate support.
Mineral resource classification is typically a subjective concept, and industry best practices suggest that resource classification should consider the confidence in the geological continuity of the modelled mineralization, the quality and quantity of exploration data supporting the estimates, and the geostatistical confidence in the tonnage and grade estimates. Appropriate classification criteria should aim at integrating these concepts to delineate regular areas at a similar resource classification.
The mineral resource model is informed from feedback provided by the ongoing mining operations, historic core boreholes drilled at or near the shore of Lake Huron and limited in-seam seismic data. The current mining face is nearly 5.4 kilometers from the shaft. Continuity of the stratigraphic unit containing the rock salt mineralization has been found to be consistent and stable over the currently mined area.
The primary criteria considered for classification consists of confidence in local geological continuity. The confidence in geological continuity of the rock salt mineralization is good based on the mining history of the deposit. Therefore, on the basis of geological continuity alone, Indicated or Inferred categories can be reported. However, the confidence in the geological continuity deteriorates near a potential fault detected in core borehole 3 where the A-2 salt thins to a thickness of 32 ft, and in the south-central part of the mine where uncertain ground conditions were encountered with a potential pinnacle reef. On this basis, an Inferred classification was assigned to these two areas.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Other factors such as grade continuity were not considered for classification. While local variations exist regarding impurities in the salt, such as organic materials, dolomite, or anhydrite, insignificant and inconsistent data exist to establish any substantial impact of such materials on the resource. As the primary end market of the Goderich Mine salt is as road salt, such impurities are not typically addressed in the recovery of the resource and these factors are not expected to have a material impact on the resource estimate. All recovered material is considered to be 100% saleable as road salt after processing. Waste salt, which is represented as fines unsuitable for sale, represents approximately 2.5% of the recovered tons.
The following classification has been applied to the Goderich Salt Mine resource estimate:
Inferred Mineral Resource: Volumes for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. At Goderich, contiguous volumes of mineralization are informed by existing mining history. The confidence in local geological continuity is however impacted by the potential for localized pinnacle reef intrusions (south central area of lease) and/or the possible presence of faults which may have displaced the A-2 sequence by as much 50 to 100 ft (northeast part of lease).
Indicated Mineral Resource: Contiguous volumes of rock salt for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. These volumes of are also informed by the existing mining history and historical core boreholes with expected A-2 salt thicknesses but include the existing lease area, the pillars, roof, and floor of mined areas with the potential of extraction during retreat or by solution and all other mining in the A-2 mine area.
Measured Mineral Resource: Contiguous volumes of rock salt mineralization informed from confirmation of geological continuity due to mapping, and sampling information to confirm salt quality and quantity with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. In general, measured resource is not reported for Goderich because of the lack of non-production data even though detailed mine planning is de facto. This is in alignment with CIM industrial minerals guidance. The classification would require advanced A-2 salt bed modelling, additional seismic or drilling data and substantial investment to demonstrate geological continuity in un-mined areas of the mining lease.
Uncategorized: All remaining salt strata in the lease area, such as the B, D, and F salt beds, where more work is required to show prospect of economic extraction. These strata are not considered or reported in this document.
Figure 11-1: Resource Classification Domains provides a map of the resource at the Goderich Mine for reference with the categorization and current mine plan as constructed by the mine and reviewed.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

INFERRED
(REEF)
INFERRED
(FAULT?)
N
INFERRED
(REEF)
INFERRED
(REEF)
DDH03
DDH10
DDH02
DDH05
DDH17
DDH09
DDH12
INDICATED
INDICATED
(FOR PILLARS, EXCLUDES MINED OUT)
DDH11
DDH06
DDH13
DDH14
INFERRED
(REEF)
DDH08
INDICATED
INDICATED
INDICATED IN PILLARS
MINED OUT
INDICATED WITHIN SHORE SETBACK
INFERRED
0 1,300 ft.

Source: Compass Minerals – Goderich Mine
Figure 11-1: Resource Classification Domains

11.5Uncertainty of Estimates
As indicated, volumes, grade and tonnages estimated for the Goderich Salt Mine were classified in conformity with generally accepted industry practice and experience and in alignment with established guidelines. While mineral resources are not mineral reserves and do not have demonstrated economic viability, the estimates made here do represent the mineral potential of the property to the extent of the best available data and knowledge. The longevity, history and

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
established nature of the salt dome and salt mining at Goderich lends confidence to the estimates presented herein. Extensive use of analytical methods to establish estimates of confidence limits for the resource such as geostatistics or numerical methods are not supported by operational experience, existing variance in the nature of the resource, return on economics nor supported by established industry practice for the recovery of the salt.
11.6Multiple Commodity Grade Disclosure
Goderich Mine produces rock salt, primarily for highway use. A small portion of product, approximately 8%, is recovered for commercial and industrial (C&I) use and chemical grade sales. The differentiation in product is based upon quality (relative purity / lack of contaminants) and size consist. C&I and chemical products typically market at a higher price and margin than salt utilized for highway use, however, for purposes of resource evaluation, all estimated volumes have been conservatively represented as the lower valued commodity and do not impact resource and reserve estimations.
11.7Relevant Technical and Economic Factors
While this estimation of the salt resource available at the Goderich Mine is considered a reasonable representation, it is heavily reliant upon the continuity and homogeneity of the salt bed resource, the historical experience gained in the mining of the dome over an extended period, and the to-date modelling of the salt orebody based upon limited exploration practices. Increasing confidence in the characterization of the orebody dome, where practical and economical, is always advised. For example, interpretations of resource variations in salt quality and operational impacts such as occur in proximity to the pinnacle reef intrusions encountered and truncating some of the northern mining systems could be enhanced and better managed through further geotechnical work. Such work would need to be evaluated to provide the necessary cost-benefit results.
In terms of economic factors, the recovery of the resource is governed primarily by the floor price of the salt as discussed in Section 19, Economic Analysis, and not by any grade cut-off for salt quality as discussed previously. In general, it is assumed that any ton of salt mined from Goderich Mine is a saleable product and that economic impacts result from market influences and not resource constraints.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
12Mineral Reserve Estimates
12.1Introduction
This section describes the reserve estimation methodology and summarizes the key assumptions and controlling parameters utilized by the QP in developing the mineral reserve estimates for Goderich Mine.
Resources are converted to reserves for the following areas:
•Un-mineable resource, pillars, barrier and salt remaining in roof areas between levels are not considered for reserves,
•Measured or indicated resource only are considered for reserves. Any areas with inferred resources are not eligible for conversion to reserves,
•Compass Minerals has developed mine plans and polygons for the A-2 salt bed utilizing the aforementioned model data and software packages and mapped into the limits of existing mining and current leasing – these current plans define the mine,
•Any additional areas surrounding shafts and underground infrastructure that have been identified as un-mineable or that have been removed for ground control purposes have been excluded.
Resources that meet the above criteria were utilized for estimation of the reserve. Within the eligible areas, the developed long-term production layouts were applied utilizing planned mining dimensions and parameters. Areas for both planned development and benched rooms are calculated to estimate a total future mined area as described in Section 13. Resources that meet the above criteria were utilized for estimation of the reserve.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
12.2    Mineral Reserve Statement
The reserve statement for the Goderich Mine, current to September 30, 2021 is presented in Table 12-1.
Table 12-1: Goderich Mine – Summary of Salt Mineral Reserves at the End of the Fiscal Years Ended September 30, 2021 and December 30, 2020.

	Salt Reserve (tons)(1)(2)(3)(4)(5)(6)(7)(8)
Reserve Area(3)(9)	As of September 30, 2021	As of December 31, 2020
Proven Reserves	—	—
Probable Reserves	470,030,000	476,768,000
Total Reserves	470,030,000	476,768,000

(1)    Ore reserves are as recovered, saleable product.
(2)    All figures have been rounded to reflect the relative accuracy of the estimates.
(3)    Reserve volume assumes a mining thickness of 18 meters (approximately 60 feet) production, 8.5 meters (approximately 28 feet) mains.
(4)    Tonnage was calculated based on a tonnage factor of 0.0675 tons per cubic foot.
(5)    Included process recovery is 97.5% based on production experience. Included mining recovery is approximately 38.7% based on the room and pillar mine plan.
(6)    Although the actual sodium chloride grade is less than 100%, it is not considered in the reserve, as the final saleable product is the in situ product, as-present after processing (i.e., the saleable product includes any impurities present in the in situ rock).
(7)    A cut-off grade was not utilized for the calculation as the in situ product quality is relatively constant and saleable after processing.
(8)    There are multiple salable products based on salt quality from the operation (rock salt for road deicing and chemical grade salt). For simplicity, all sales are assumed at the lower value (and higher tonnage) product, rock salt and are based on pricing data described in Section 16 of this TRS. The pricing data is based on a five-year average of historical gross sales data for rock salt for road deicing of $60.58 per ton. Gross sales prices are projected to increase to approximately $295.60 per ton for rock salt for road deicing through year 2094 (the current expected end of mine life).
(9)    Based on an area of approximately 575,257,000 square feet for the A-2 salt bed within the lease area.

12.3Estimates of Cut-off Grades
As stated previously, Goderich Mine produces rock salt, primarily for highway use. Mineral cut-off grades are not applicable to the recovery of rock salt and are not a driver for production. It is understood that, for all practical purposes that planned tons of production may be considered saleable irrespective of grade, save for those tons lost to processing waste. The QP has assumed a price for deicing salt of $60.58/ton, and a floor price of $41.98/ton.
12.4Reserve Classification
Reserve classification are in accordance with Items 601(b)(96) and 1300 through 1305 of Regulation S-K was made based upon the assumptions outlined in the introduction. The following definitions were considered and informed the classification:
Probable Mineral Reserve - The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve - The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
Reserve classification using these definitions and was made based upon the assumptions outlined in the introduction. Because of the nature of the certainty surrounding the remaining deposit and its mineability across the extensive A-2 salt bed, all reserves have been attributed to the probable classification. The use of historical mining experience, in-situ production sampling and the overall

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
uniformity of the salt dome as opposed to traditional methods applied in other mineral orebodies such as significant surface drilling exploration or extensive geotechnical investigation dictates that, in accordance with Items 601(b)(96) and 1300 through 1305 of Regulation S-K and alignment with CIM guidelines, the reserves be considered as probable.
The uniformity of the salt and the economics make it difficult to justify such efforts to result in a probable classification.
12.5Multiple Commodity Grade Disclosure
Goderich Mine produces rock salt, primarily for highway use. As reviewed, approximately 8% of the mined salt is recovered for commercial and industrial (C&I) use and chemical grade sales. The differentiation in product is based upon salty purity, typically 99% pure, and sizing of the final mined product. C&I and chemical products market at a higher price and margin than salt utilized for highway use, however, for purposes of resource evaluation, all estimated volumes have been conservatively represented as the lower valued commodity. Utilizing this assumption, there is no significant change in the definition of reserves.
12.6Risk of Modifying Factors.
As with the resource definition, the estimation of the salt reserves available at the Goderich Mine is considered a reasonable representation but remains heavily reliant upon the continuity/ homogeneity of the salt dome resource, historical experience and production “exploration.”
Modifying factors that would impact the reserve estimate would likely be outside of the mining operation’s influence and impact its economic ability to sell the mineral. These might include such things as –
•Availability of manpower,
•Availability of infrastructure such as utilities,
•Political disruption
•Maintaining Compass Minerals’ license-to-mine at Goderich Mine (permits, etc.)
All of this could impact the definition of the reserve, which relies upon the assumption that all tons mined are saleable. These modifying factors are reviewed in further detail in the later sections of the summary.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
13Mining Methods
The general method of mining employed at the Goderich Mine is known as room and pillar mining. The following summary describes the mining method historically and in its present state.
In utilizing room and pillar mining, salt is recovered in a horizontal plane, creating a horizontal network of rooms and pillars at multiple stacked levels, analogous to the bays in a parking garage. To do this, "rooms" of salt are extracted via the mining process while "pillars" of untouched material are left to support the overlying roof, also of salt. In salt recovery at Goderich, rooms are mined in multiple lifts or “benches” due to the extensive height of the room.
From initial start-up until the early 1990’s, Goderich mined salt with rooms and pillars incorporating a technique of blasting the salt face and loading out, or “mucking” the fragmented material to the surface. The approach was referred to as “conventional mining”. The active face was undercut to a depth of approximately 12 feet. Next, approximately 100, 12-foot-deep auger drill holes were drilled into the face, loaded with explosives and set off, fragmenting the salt in a controlled volume. The resulting 2,000 tons of muck were loaded into trucks and hauled to the crusher or temporary storage area.
In the early 1990’s, Goderich mine adopted the development-bench system to advance room and pillar mining. The development heading was 12 feet high by 60 feet wide at that time. An under-cutter/over-cutter machine cut a slot along both the floor and the back (roof). The resulting blast produced approximately 620 tons of muck. The muck was transported by loading/tramming equipment to feeder breakers, which further fragmented the salt and fed the product onto conveyors taking the muck to the surge pile. Once the development headings were advanced approximately 1,000 feet, the floor was drilled with a down-hole drill to a vertical depth of 48 feet. The holes were loaded with blasting agent of ammonium nitrate and fuel oil (ANFO) and the resulting blast sizes could be anywhere from 10,000 to 40,000 tons. The fragmented salt or muck was loaded into trucks and hauled to the crusher or temporary storage areas.
Beginning in 2012 and 2013, the Company advanced the Goderich mine to mechanized room and pillar mining as continuous miners (each a “CM”) replaced the previous under-cutter/over-cutter equipment and drilling and blasting sequence in the development areas of the mine. By 2017, the Company was engaged in continuous mining of the entire 60-foot face of the mined rooms in multiple lifts with a goal of improving efficiency and reducing the amount of diesel equipment utilized underground, thus largely eliminating the use of drilling and blasting at the Goderich mine. The Company continues to upgrade its CM fleet at the Goderich mine.
Certain mining units at the Goderich mine are equipped with both a CM and a flexible conveyor train (“FCT”), a dynamic move-up unit and a belt storage unit. On these mining units, the CM cuts the salt directly from the face and discharges it into a hopper on the end of the FCT. From the FCT, the rock salt is offloaded to the main underground belt conveyance system where it is then transported to the underground crushers and the mill. Other mining units are also equipped with a CM, but are supported with rubber-tired haulage equipment to transfer salt. Salt mined from these CMs is transferred from the face by rubber-tired haulage to a centralized dump point with a crusher and then follows the same process as the other units once the salt is put onto the underground conveyance system.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
The room and pillar mining method employed at Goderich Mine is contained completely within the A-2 salt bed as described previously and the mining method applied is selected as a direct result of the uniform nature of the mineral deposit and accepted industry practice in recovery of the salt resource. Room and pillar mining is elected for salt recovery as an industry standard and preferred practice for this type of bedded salt deposit that results in a best compromise of cost, efficiency and safety while maximizing the recovery of the natural resource.
In room and pillar mining, the pillars are standing structures which remain after rooms of salt have been extracted as described. These pillars function as the primary ground control and support and are required to maintain the continued safe operation of the mine. A broad characterization of the method is seen in the illustration in Figure 13-1. The illustration shows the technique prior to the utilization of continuous miners but presents a general representation of the orebody geometry and the mining volumetric progression.
Source: Hasan Z, Harraz, Underground Mining Methods: Room and Pillar Method, 2015
Figure 13-1: Representation of Room and Pillar Mining

Once mined, salt is transported by conveyer to underground facilities where it is processed and sized before being hoisted to the surface. It then may be treated with YPS, depending on the end use of the salt, before being transported to final market. Details of the processing are reviewed in later sections, but a flowsheet of the overall process is included here for clarification (Figure 13-2). The mining activities at Goderich are supported by three shafts, clustered on the eastern portion of the lease in older workings as shown in Figure 13-3.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

Mining Cycle and Operations System

Degas
(Top Cut Only)
Conveyor
Haulage
Mechanical Cutting
(Continuous Miner)
Loading to
Flexible
Conveyor
Bolting
(Top Cut Only)
Undeground Conveying
Waste Rock
Processing:
Crushing
and
Screening
Hoist
Surface
Conveying
Vessel,
Truck, Rail
Loading

Source: Compass, 2021
Figure 13-2: Salt Mining Cycle Flowchart
Source: Compass, 2012 (Mine Closure Plan, Figure 3, Not to Scale)
Figure 13-3: Mining Layout near Shaft Locations

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
The layout of the current mining is shown in Figure 13-4.

N
PLANNED PRODUCTION
MINED TO 2nd LIFT
ABANDONED
PLANNED MAINS
MINED TO 3rd LIFT
0
1,000 ft.
DEVELOPED
MINED TO 4th LIFT

Source: Compass, 2021 (Not to Scale)
Figure 13-4: Layout of Current Mining Extents

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
13.1Geotechnical and Hydrological Models
The A2 Salt formation that is mined is between two dolomite units, a shaly dolomite above and a brown dolomite below. Neither one of these units contain any significant amount of water due to the small pores and lack of any appreciable permeability. The water encountered in the mine, is highly saline and considered formational water.
The rock mass properties for the dolomite units were tested by Golder Associates (Technical Memorandum: Goderich – Numerical Analysis, 26 May 2003). Creep tests were performed by Itasca (Itasca Verbal Communications – Une 14 2001; Prediction of Convergence Rates in the Western Expansion of Sifto Salt Mine and Analysis of Surface Subsidence). A table of rock properties is summarized below is provided as Table 13-1.

Material Unit	Bulk Modulus (GPa)	Shear Modulus (GPa)	Density (Kg/m3)	Tensile Strength (MPa)	Cohesion (MPa)	Friction (°)	A MPa-ns-1	n
Dolomite	22.7	7.6	2899	4	15	30	Best Fit 1.45E-12	3
Salt	11.7	8.6	2470	1	3	30	Worst Fit 1.45E-6	3
Table 13-1: Summary of Rock Properties
SRK Consulting (U.S.) completed a geotechnical study to support the modified room and pillar design required to accommodate the use of CM / FTC units for mining in July 2016 (SRK, 2016). This layout is further modified to not include cross cuts through barrier pillars, decreases the barrier pillar width and includes deeper stub room cuts into the barrier pillar. However, the extraction ratio for the modeled three-room layout discussed below is similar to the extraction ratio utilized for the current reserve estimate.
To accommodate the continuous mining and material handling operations, a new three-room layout and four-cut mining sequence was required in the West Mining Panel (WMP) area to allow mining to maximize productivities. The new layout represented a substantial change from the previous four-room layout and benching sequence. Goderich has put forward with SRK’s guidance a new three-room layout with the objective of improving mining productivity while maintaining or improving ground conditions.
The three-room layout was implemented in 2016. Rates of separation are measured by a ground movement monitor that is placed 15 ft into the roof. The average rate of separation in the outside rooms has remained stable at 0.1” per year in both the 4-room and 3-room mining systems. The steady state closure rate for the 3-room system is approximately 2.7 years whereas the rate for the 4-room system is 2.0 years. However, this is most likely related to the extraction ratio.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

Performance Criteria		New 3-Room Layout	Previous 4-Room Layout
Room Closure Rate	Time steady state (Months)	6.5 – 7.0	6.5 – 7.0
	Total closure 1 yr after mining (inches)	5.0 – 7.0	4.2 – 7.4
	Steady state closure rate (inches/yr)	4.8-5.4	5.2 – 6.2
Yield Pillar Stress Distribution	Tensile zone from yield pillar edge (ft)	7 - 13	8 – 14
	Maximum stress at mid yield pillar (MPa)	33 - 35	38 - 40
	Minimum stress at mid yield pillar (MPa)	4-6	6-8
	Pillar factor of safety	2.3	1.5
Yield Pillar Damage Potential	Dilatancy period	After 300 days	After 300 days
	Dilatancy potential magnitude[1]	1.3	1.3
Differential deformation (sag vs squat)	Days to no differential deformation (days)	55 - 60	60 – 70
	Transition period	140 - 150	150 - 160
	Squat vs roof sag difference (inches/day)	0.015 - 0.020	0.025 - 0.030
1Insufficient data to calibrate allowable limit
Source: SRK
Table 13-2: Summary of Comparison between New Three-Room Layout Performance and Current Regional Pillar Layout
Table 13-2 suggests the following:

•Closure rates provide a general indicator of room response to mining. Creep rates and thus closure rates are initially high, but decrease with time as mining moves away from a location and stresses relax. The table indicates that closure and closure rates are lower for the three-room layout and thus more favorable.
•Stress levels in the yield pillars provides a general indicator of pillar loading and stability. It is the shear stresses that control the rate the yield pillars deformation. The table indicates that stress levels in the three-room layout are slightly less than the current four-room layout although the critical pillar dimensions are the same.
•The yield pillar damage potential expressed as a function of the shear stresses to the confining stress provides an indicator of the potential for fracture generation in the pillar skin. Although insufficient field data has been collected to quantify threshold damage levels, the table indicates that the three-room and four-room layouts have similar damage potential.
•The differential deformation between the yield pillars (squat) and the roof movement (sag) provide an indicator of the potential for roof beam shearing due to differential

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
displacements. The table indicates slightly less differential deformations and more similar roof stiffness (more favorable conditions) for the three-room layout.
The panel-scale model results predict average closure rates in the North Mining Panel (NMP) to be similar when the WMP is mined using the new layout as compared to the current regional pillar layout.
Although the roof span for the three-room layout is smaller than the four-room layout, the slenderness ratio of the yield pillars are the same and predicted closure rates in center room are considered similar at comparable days after mining. SRK predicted that similar ground conditions exist between the new and old layouts. The primary geotechnical advantages resulting from the new three-room layout over the four-room layout includes:
•The narrower rooms have more stable roof beam conditions;
•Mined panels are abandoned sooner and thus experiences less closure, roof sag and wall damage;
•The overall resource extraction ratio is slightly lower resulting in lower stress concentrations due to overburden pressures, which reduce room closure and decrease peak pillar loads; and
•There is more similar roof-beam stiffness (between the yield pillars and the roof) resulting in less roof flexure, thereby improving the roof stability of the three-room system.
The yield pillars have an estimated FOS of 2.3 against brittle failure. The three-room layout reaches steady state conditions in about three months after the last level cuts are excavated. Individual panels are only open for about 2.5 years. Current four-room monitoring data indicates that the steady state is reached after about nine months (about three times longer) due to proximity to nearby mining.
13.2    Production Schedule
For the purposes of this TRS, it is assumed that an average rate of six and one half million tons of salt per annum is produced by Goderich based upon recorded production over the last five years. Although the determined design production capacity of the mine is estimated at eight million tons per year, actual production varies significantly due to market demand, planned maintenance schedules and other factors. Production is sourced from the mine plan layout as shown in Figure 13-5 and key assumptions used in planning are summarized on Table 13-3. Historically mined areas are shown in green, proposed future production areas are shown in purple. Mine operations are currently active in the northwest portion of the project area. Based on the proposed mine layout and using a 6.5 million tons per annum production run rate assumption, the Goderich Mine has a current mine life of approximately 72 years.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Source: Compass Minerals – Goderich Mine (Not to Scale)
Figure 13-5: Goderich Mine Long-Term Production Layout

Goderich Mine is operated six days per week, two shifts per day for approximately 250 to 275 days per year, depending upon planned down time for maintenance and repairs, unplanned downtime and interruptions from seasonal weather impacts. The following is an overview of the mine’s typical production parameters.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

Value	Units	Parameter
50	ft	Room Width
100	ft	Pillar Width (sq)
28	ft	Development Room Height
56	ft	Benching Room Height
38.7%		Local Extraction Ratio
97.5%		Mine Recovery
0.0675	st/ft3	Density
2.17	mt/m3	Density
8,000,000	st/y	Capacity
6,500,000	st/y	Production Run Rate
265	days/yr	Number of Production Days
24,528	st/d	Production Rate
363,382	ft3/d	Production Rate
72	years	Expected Mine Life
Table 13-3: Summary of key assumptions in the definition of the Goderich Reserves
13.3    Requirements for Stripping, Underground Development and Backfilling
Operations at the Goderich Mine for the stripping, underground development and backfilling functions are discussed in this section. Note that all portions of mine development within the A-2 salt are planned to be operated in the same manner and mining method, with the same mining parameters listed and with the same set of unit operations. Refinements in mine planning, operations and efficiencies, geologic impacts and other unforeseen factors can and will impact the design and layout of the future mining process at Goderich. As such, requirements for stripping, underground development and backfilling may also change in response.
13.3.1    Stripping
Currently, there is no underground stripping at the Goderich Mine unless one considers the scaling or removal of flaking salt and other materials from the walls and ceiling, part of mine maintenance, as stripping.
13.3.2    Underground Development
As reviewed in the mine method section, Goderich Mine progresses development of main entries in the multiple lift of two, achieving 26 feet of mining height overlying and in advance of bench mining. The subsequent benches achieve the remainder of the 60-foot room height for room production.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Development and bench mining progress at an approximate 40:60 ratio in terms of area of advance in the mine plan and are part of the production process.
In addition, as needed, underground rooms for facilities for support functions have been and will be developed in existing mined excavations and specific locations. This includes development of shaft areas on each level for hoist equipment, design, planning and development of ramp structures from one level to the subsequent, lower level as required, installation of underground work facilities such as maintenance shops and storage rooms.
As mining progresses, development also encompasses the design, placement, repair and maintenance of support infrastructure such as crushers, screens and other plant in support of mining.
13.3.3    Backfilling
Waste salt that is produced during the mining process and resulting from the transport of hoisted tons constitutes the extent of backfilling. Waste salt is estimated at approximate 2.5% of total recovered salt tons. Waste material is collected via loaders and other supporting underground equipment and taken from the face, load out points, conveyor and crusher locations and any other impacted areas of collection as part of housekeeping and maintenance and is disposed of in previously mined workings as identified by operations management and engineering.
13.4    Mining Equipment, Fleet and Personnel
Currently, Goderich Mine operates with an approximate staffing target of 533 individuals: 121 salaried staff and 408 hourly and 4 temporary employees. That number is expected to remain relatively constant for the foreseeable future if production rates remain at current levels.
Table 13-4 provides a general overview of the equipment fleet and machinery utilized in the unit operations of the mining process. The asset list at Goderich Mine comprises over 1000 lines of specific items include administrative items, land and building assets as well as parts inventories, etc. that are not part of the mining process and are not considered.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

Mining Equipment		
Continuous miners	Komatsu - HM46	2
Continuous miners	Komatsu - HM36	5
Flexible Conveyor Trains	Komatsu	4
Production Roofbolter	Joy	6
Diamond Drill	Atlas Copco 262	3
Wheel loader	Cat 980H	2
LHD	Cat R1700 scooptram	2
Crusher	Stamler feeder breaker	3
Crusher	Stamler primary crusher	1
Processing Equipment		
Haulage Truck	Cat 775	3
Wheel Loader	Cat 988G	2
Ground Control		
High Reach Roofbolter	Terex CD225 crane w/ Fletcher drill units or Fletcher 3140 drill	3
Mechanical Scaler	Gradall w/rotary wheel	1
Mechanical Scaler	Excavator w/rotary wheel	1
Mechanical Scaler	Komatsu WA900 loader with 40' boom	1
Services		
Personnel Carriers	Kubota 4 Seater RTV	100
Pickup trucks	Toyota Landcruisers	6
Personnel Carriers	Rokion electric 12 seater	2
Clean up	Cat 262B	3
Surface		
Wheel loader	Komatsu WA500	2
Excavator	Long reach Cat 340	2
Trackmobile	Whiting	1

Table 13-4: Table of Equipment Utilized in the Mining Method

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
14Processing and Recovery Methods
14.1Process Description
Salt is mined using the room and pillar method via development mining using continuous miners (each a “CM”) with tungsten carbide teeth shear the salt from the rock face. Production mining is completed using CMs in production panels. Once a panel has been mined, the back is scaled and bolted on a 6’ x 4’ pattern with 7’-6” point anchored mechanical bolts. Continuous miners (CM) are manufactured by Joy Global, a Komatsu company.
Once mined, rock salt is loaded immediately onto a flexible conveyor train (“FCT”) that is located at the rear of the CM or by bulldozer (if needed). From the FCT, the rock salt is offloaded to the main underground belt conveyance system where it is then transported to underground crushers and the mill.
Mill Process
All salt, once extracted onto the FCT; goes through a series of conveyors, chutes and bins before arriving at the mill. The milling process is primarily designed to crush and screen the salt to make highway product (<9/16”) and chemical product through a series of primary, secondary and tertiary crushers, optical sorters, and fines compaction.
The mill is designed to run at a capacity of 2,000 tph to produce up to 7.0M tons per year. All salt, as previously mentioned, passes through a series of conveyors belts, chutes and bins to the primary crusher, which is a roll crusher. The roll crusher is set to size all material >3.5” and its capacity 600 tph with peaks of 1,000tph, powered by two 100-hp motors.
The crushed salt is then transported via 48” conveyor belt to A-Screens, max capacity of 2000 tph, which sizes the product towards the “A-side” if <9/16” or “B-side” if >9/16”.
The “A-Side” of the mill, where approximately 70% of the material passes through, consists of the following:
–Mogensen sizers, max capacity 800 tph (200 tph per unit). The six screen deck unit has the following three outputs:
•Coarse (>0.248”) to be sent to optical sorters
•Middlings (<0.248”, >0.039”x1.5”) to be sent to highway product pile
•Fines (<0.039”x1.5”) to be sent to compactor
–A Compactor, max capacity of 150 tph for material <0.039”x1.5”
–Mogensen optical sorters, max capacity 400tph (40 tph per unit).
•Accept rate varies on input material but averages 75% accept or 300 tph of chemical production at full feed rate.
–Moisture sensor and by-pass system to avoid sizer blinding.
•At a sustained 0.55% moisture content in A-Side material, all material bypasses Mogensen sizers (and thus Compactor and Optical Sorters) and continues to the underground highway surge pile.
•Also utilized when feed to Mogensen sizers exceeds 800tph.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
The B-Side of the mill, where 30% of the material passes through compromises of:
–Secondary Impact Crusher, max capacity of 600 tph (>9/16”)
–B-Screen, max capacity 2,000 tph to allow material <9/16” to continue to highway pile
–Tertiary Crusher, max capacity of 500 tph (>9/16”)
–C-Screen, max capacity of 750 tph to allow for waste/grade control, re-crush at tertiary crusher and highway production:
•Salt over 1.5” goes to waste pile
•Salt between 1.5”<x<9/16” to tertiary crusher
•Salt <9/16” to underground highway surge pile

Rock Waste
50tph
>2”
30%
Secondary Crush
600tph
>9/16”
Tertiary Crush
450tph
>9/16”
Primary Crush
600tph
>2”
A-Screen
2000tph
Highway Live
Mogensen Screens
800tph
70%
Compaction
150tph
<8M
Optical Sorters
400tph (40/unit)
>3/8”
Chemical Live

Figure 14-1: Mining Process Flow Chart

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

DESCRIPTION	DESIGN
Capacity
Tons per year, tpy	8,000,000
Tons per day, tpd, nominal	30,000
Primary crusher, tph	600
Secondary crusher, tph	600
Tertiary crushers, tph	500
Compactor, tph	150
Sorters, tph	400
Primary Crusher	McLanahan 30”x72” BDDR
Motor, Hp	2x 100
A-Screen	Haver-Tyler
Type	Punch plate/wire mesh, Flexmat
Screen opening, top deck, inches	2”
Screen opening, bottom deck, inch	9/16”
B-Screen	Haver-Tyler
Type	Square mesh, flexmat
Screen opening, top deck, inches	1”
Screen opening, bottom deck, inch	9/16”
C-Screen	Haver-Tyler
Type	Square mesh, flexmat
Screen opening, top deck, inches	1.5”
Screen opening, bottom deck, inch	9/16”
Secondary Crushing	Hazemag APS 1620/B
Motor, Hp	600
Tertiary Crusher	Hazemag APS-1340/B
Motor, Hp	500
Mogensen Sizer
Top Deck, screen opening, inches	0.551"
Fifth Deck, screen opening, inches	0.354"
Fourth Deck, screen opening, inches	0.248"
Third Deck, screen opening, inches	0.098x5"
Second Deck, screen opening, inches	0.063x1.5"
Bottom Deck, screen opening, inches	0.039x1.5"
Table 14-1: Summary of Mine Processing Equipment

Approximately 5% of the salt is screened for deicing and water softener product. An optical sorter is used to sort premium product. Salt is stockpiled at surface in domes prior to distribution to depots, packaging facilities and customers via lake freighter (80%), rail, and truck (20%).
Access to the underground for mine workers, materials, ventilation as well as hoisting of salt is completed through three shafts. The #1 Shaft was constructed in late 1959 and it is a 16’ diameter concrete and steel lined shaft measuring 1,800’ to 1,900’ deep. This shaft originally provided intake air but has been converted to exhaust air as part of the relining project which was completed in 2019. With the completion of the relining project of the #1 Shaft is also used as a secondary production shaft and a secondary means of personnel travel on an as needed basis.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
The #2 Shaft, which was built in 1962, is a 16’ diameter concrete and steel lined shaft measuring 1,800’ to 1,900’ deep. It is equipped with a Blair winch and used for heavy material movement. Currently, this shaft provides intake air. The #2 Shaft was relined in conjunction with the #1 Shaft and is used for fresh air intake to the mine.
The #3 Shaft, also concrete lined, is as deep as the # 1 and #2 Shafts but was constructed in 1982 and it is 22’ diameter. This shaft is equipped with a double drum hoist system capable of hoisting salt from underground in two 30 t skips using the #6 Hoist. The #3 Hoist also operates in #3 Shaft, and is used for workers and material movement. This shaft also provides exhaust air.
Two, 1.5 MW natural gas fired emergency generators are provided to run the #3 Hoist and underground de-watering pumps in the event of a long-term power outage.
The underground primary mill reduces the size of the salt rocks. The mill utilizes a system of screens and crushers, optical sorters and a compactor to size and classify the salt into two categories:
-    Highway salt (~90%)
-    Chemical salt (~10%)
These products are transported to the shaft bottom where they are hoisted via the #1 Shaft and/or #3 Shaft. The #1 Shaft is equipped with dual 15t skips and the #3 Shaft is equipped with dual 30t skips for hoisting product to surface.
Transfer to Surface:
Once crushed and screened underground, the salt is hoisted to the surface. A system of overhead and below grade conveyors are used to transport the salt to the various storage areas. It then may be treated with YPS, depending on the end use of the salt. The salt is conveyed to Bulk Storage in either Dome 4 or 5, depending on the product specifications.
Surface Storage and Transport:
Dome No. 4 is used to stockpile chemical salt while Dome No 5 is used to stockpile highway salt. It is estimated that Dome 5 holds roughly 70,000 tones while Dome 4 holds roughly 16 to 18,000 tons. Maximum storage height averages 11 m - 15 m (35 ft.- 50 ft.).
A third storage facility, the FC building, is used for rail loading and can hold 1800 tons. From Dome’s 4 and/or 5, product is transferred via a series of reclaim conveyors below each storage building to the ship-loader for lake-freighter loadout. Approximately 70,000 tons of salt is transported to the Goderich Evaporation Plant annually for use in manufacture of water conditioning and consumer deicing products.
Approximately 5% of produced salt is shipped by railcar loading is said to represent a fraction of the shipments and less than 5 percent at the time of writing.
Lake freighters are rated to hold approximately 33,000 tons. It is estimated that truck shipments can be roughly 12 to 15,000 tons per day.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
14.2Waste Handling
All waste generated underground (except hazardous waste; e.g., used oil / grease) is disposed of in mined out areas of the mine. This includes old equipment and water not collected by shaft sumps which is assumed to be dirty and adsorbed into waste salt. No other waste is generated by the operation other than typical trash, sewage and used oil / grease, etc. These small amounts of waste are disposed of off-site.
14.3Power and Natural Gas Consumption
A summary of total, fixed and variable electricity consumption and costs incurred by the owner are provided in Table 14-2.

		2021 Actual	2020 Actual	2019 Actual	2018 Actual	2017 Actual
Total Electricity	kWh	74,998,668	67,157,106	67,430,311	58,174,769	63,334,264
	Avg Price	0.0390	0.0406	0.0364	0.0505	0.0450
	Global Adjustment	2,876,512	2,960,090	2,890,398	3,257,400	4,408,190
	Total Cost	5,803,782	5,683,544	5,345,379	6,194,891	7,258,072
Natural Gas	MMBTUs	40,908	51,199	44,025	75,844	59,265
	Cost/MMBTU	3.64	4.02	10.68	6.20	4.61
	Total Cost	148,890	205,884	470,298	470,298	273,215

Table 14-2: Summary of Electricity and Natural Gas Consumption
14.4Personnel
A summary of required personnel is provided in Table 14-3.

	2021 Actual	2020 Actual	2019 Actual	2018 Actual	2017 Actual
Salaried	119	123	94	80	93
Hourly
Underground	220	215	179	175	238
Surface	55	60	53	41	57
Maintenance	117	118	100	87	99
Inactive	13	10	19	14	11
Temporary	6	6	5	3	2
Total Headcount	530	532	450	400	500
Table 14-3: Summary of Personnel Employed

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
15Infrastructure
Figure 15-1 provides an overview of key infrastructure at the Goderich Mine, including port infrastructure, roads, docks, rail and key utilities.

North Riverwall
North Breakwater
River Wall Rd
Dock 7
River Wall Rd
N Harbour Rd W
N Harbour Rd W
Indian Island
N Harbour
Dock 6
Dock 5
North Pier
Dock 1
South Pier
Dock 2
Dock 4
Dock 3
South Breakwater
Goderich Main Beach
Lions Harbour Park
Harbour St
Arthur St
Waterloo St N
St Patrick S
West St
West St
Cobourg St
Lighthouse St
Lighthouse
Quebec St
Wellington St S
St. Christopher's Beach
Elgin Ave W
Elgin A
Harbor Navigational Infrastructure
Water Intake
Hydro One
Candian National Railway
Esri Community Maps Contributors, Province of Ontario, County of Huron, Esri Canada, Esri, HERE, Garmin, SafeGraph, INCREMENT P, METI/NASA, USGS, EPA, NPS, US Census Bureau, USDA, NRCan, Parks Canada, Maxar
0 220 440 880 1,320 1,760
US Feet
Goderich Mine
300 N. Harbour Road W,
Goderich, ON N7A 3Y9
Compass Minerals
Goderich Harbor Navigational Infrastructure

Figure 15-1: Overview of Goderich Harbor Infrastructure
15.1Roads
The Mine is accessed via North Harbor Road, a municipally owned and maintained road that connects the harbor area to Highway 21. North Harbor Road provides vehicle access to the harbor, Goderich mine site, Da-Lee, Maitland Valley Marina and Trailer Park and Maitland Valley Golf and Country Club. There is also an access route from North Harbor Road to Goderich Elevators on the south side of the harbor.
North Harbor Road is a two lane, asphalt road that comes to a sign-controlled t-intersection with Highway 21. The road varies in width, ranging from 9.7 m (at the intersection with Highway 21) to 22 feet wide (at the railroad crossing). Portions of the road have curbs and gutters, however, there is no sidewalk. There is a drainage ditch on the south side of the road, between the railroad crossing and the intersection with Highway 21, as well as a number of catch basins for stormwater. The posted speed limit for North Harbor Road is 30 miles per hour.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
15.2Electricity

Electricity is supplied by Hydro One. The Hydro One Goderich Transformer Station (TS) was built in 2013. The Goderich TS has a new 83 MW transformer (primary 115 000 volts; secondary side 27.6 volts). Compass Minerals purchased its own breaker position on the Hydro One board so as to have a dedicated feed line M4 from the Goderich TS to the Mine. The feed line is over two miles long and maintained by the electrical distribution company, Earth Power, responsible for electrical distribution from the Hydro One Goderich TS to site.
Power is provided to the mine site via a 3-phase overhead power line providing 27,600 volts to the on-site power distribution center (surface substation). These power lines are located on the north side of the access road.
Power underground is supplied by 2 main feeder cables running from the surface substation located at the east end of the site. Two 13.8 KV lines run down #3 shaft to a switch line at the front of the mine. From there, the 13.8KV is run to a series of substations and transformers located throughout the mine to provide power to the mining operations.
15.3Natural Gas
Natural gas requirements (heating of mine intake air during the colder months) for the mine site are provided through 2 – 4-inch pipelines. They are tied into the main supply system located in Goderich. The system is owned and operated by Union Gas.
15.4Water
Water is supplied by the Town of Goderich in addition to Compass Minerals Permit to Take Water from the Maitland River. The water intake for the Town of Goderich is located in Lake Huron approximately 820 feet due south of the most southerly extent of the south breakwall. The existing intake is located at a depth of approximately 23 feet at a point 1700 feet from the water treatment plant structure, extending in a northwesterly orientation from the facility. The water system serves a total of 7,500 people and has a design capacity of 44 gallons/second with a flow volume of 3.1 million gallons/day.
The Mine consumes approximately 31,700 gallons per day of fresh water from the Town of Goderich. The water is distributed as follows:
•Approximately 8,800 gallons per day was consumed by the continuous mining systems, cleaning mobile equipment, and spillage in shaft sumps.
•Approximately 8,000 gallons for clean-up of salt spillage in and around the ground level conveyors.
•Approximately 13,000 gallons per day was used for hygiene and showers.
•Approximately 1,300 gallons per day is used in the office and laboratory.
The site is connected to an 8” water line from the Town of Goderich. There are 764 feet of 6” fire line, and 100 feet of 4” potable water line beneath the site.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
15.5Rail
Rail service at the Goderich Harbour is provided via the Goderich-Exeter Railway. The rail line was purchased from the Canadian National Railway Company in 1992 and is currently owned and operated by the Goderich-Exeter Railway Company, a subsidiary of Genesee and Wyoming Railroad. The Goderich-Exeter Railway is a short line freight railway consisting of approximately 180 miles of track in Southern Ontario, servicing urban centers such as Goderich, Stratford, Elmira, Cambridge, Kitchener, Waterloo and Guelph.
In Goderich, rail lines extend from the Mine and run adjacent to the river wall before crossing North Harbour Road south of the boat launch. There is also a rail line along the eastern edge of the harbor that goes to the Goderich Elevators. From the harbor, the rail line continues east, generally following Maitland Road before crossing Highway 8 and continuing south away from the Town. The Goderich-Exeter Railway Company collects and delivers rail cars to and from the harbor with commodities including: salt, and agricultural products.
Railcars are also used to transport grain and salt from the Harbour. Annually, an average of 3,155 rail cars are loaded and shipped from the Harbour, for an average of 17.5 trains per month.
Rail service to the site is provided by the Goderich-Exeter Railway Company. The main line is split into two trunk lines at the entrance to the peninsula. The two trunk lines merge into one approximately 80m to the east of the roadway that passes the mine site on the east. This single line enters the site through the gates at the east side of the mine site and extend to the west of the rail loading building. There is approximately 487m of track which service the rail loading facility area within the mine site.
15.6Navigation
Salt that is produced at the Mine is transported to market via lake freighter, rail, and trucks. The water-based commerce and infrastructure at the Mine is managed by the Goderich Port Management Corporation (GPMC). The GPMC is a not-for-profit organization, formed by commercial port users, following the transfer of ownership rights from federal authorities to the Town of Goderich. While the Town of Goderich owns the port, it is GPMC that assumes management responsibilities for the port facilities, including: port maintenance, managing commercial traffic, infrastructure developments, collecting user fees, and managing the Port’s finances and assets. Key elements of the Port’s infrastructure are descried below.
15.6.1North River Wall
The north river wall was constructed in the 1860’s to form a protective basin for shipping activities. To accommodate additional ships into the basin, additional north and south river walls were later constructed in the 1870’s. The construction of the river walls resulted in the rerouting of the outlet of the Maitland River from the harbor to its current location (Figure 15-2).
In 1985, the north river wall underwent a significant physical reconstruction. The work included the construction of the north outer harbor rubble mound breakwater, which extended the river wall 610 m lake ward. This project resulted in an additional wharf space for ships in the north outer harbor. Further rehabilitation occurred in 2001-2002 and involved underpinning the toe of the river wall with steel bearing pile, constructing reinforced concrete pile caps, armoring the base of the wall with rock and repairing the existing concrete.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
15.6.2South and North Piers
The south and north piers were initially constructed in the 1870’s to facilitate the development of the harbor. Numerous upgrades have since occurred. Currently the south and north piers extend approximately 1,500 feet and 1,558 feet, respectively, into the harbor. The channel between the two structures is 195 feet wide and provides access to the grain elevators, salt loading dock and other docking facilities in the inner harbor basin. The piers are constructed of steel sheet pile walls filled with various stone and concrete materials.
A rubble mound extension was constructed in 2008 to effectively lengthen the south pier. Reconstruction of the south pier was completed in December 2012, followed by the completion of the rubble mound construction on the south breakwater in May of 2013. Rehabilitation of the north pier and rubble mound on the north breakwater are expected to be completed by the end of 2014.
15.6.3North and South Breakwaters
The outer breakwaters were constructed in phases between 1904 and 1913. The two structures, which are at a 45° angle to the shore, are approximately 5 feet above datum. At the south end of the breakwater, which is nearest to the shore, the structure is approximately 1,300 feet from shore, the south breakwater is 1,350 feet long. The north breakwater is 2,600 feet from shoreline at its nearest point, and is approximately 1,500 feet long with a bend at the north end. The entrance channel between the two breakwaters is 510 feet.
15.6.4Lake Shipping Traffic
Presently, the average annual ship traffic in the Harbour is 242 vessels. The majority of the ship traffic occurs between April and December. Of the 242 vessels, approximately 24 come to the Port between January and March. In a given year, approximately 80% of the incoming vessels dock at the Mine (Dock 1). The majority of those vessels are then loaded with salt. Ships loading and unloading grain at Goderich Elevators account for 17% of annual ship traffic, with the remaining 3% of annual traffic transporting calcium chloride for Da-Lee.
The majority of ships that arrive in the Harbour are lake freighters. Generally, lake freighters have a load capacity of between 22,500 and 26,000 tonnes. The average amount of time spent by a vessel that is loading or unloading cargo in the Harbour is 13 hours.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Figure 15-2: Goderich Harbor Navigational Infrastructure
From GPMC EA, 2011

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
16Market Studies
16.1General Marketing Information
According to Roskill’s Salt Outlook to 2028, global demand for salt is forecast to rise from 352 million tons in 2018 to 424 million tons in 2028 at an average of around 1.9% per year. Regional growth will continue to be led by Asia, especially China and India. Asian demand is projected to rise by 2.8%py from 173 million tons to 228 million tons. By 2028, Asia is forecast to account for nearly 54% of world demand compared to 49% in 2018. Europe is expected to overtake NAFTA by growing at around 1%py, reflecting low growth in regional chloralkali and synthetic soda ash markets. Demand in North America is projected to grow at 0.4% per year, mostly following a rise in chloralkali production. The North American region is the one most strongly influenced by changes in the de-icing market so actual demand by 2028 may diverge from the forecast.

End-use	Asia	North America	Europe	Latin America	Africa	Oceania	Total
Chloralkali	113.8	29.3	23.1	3.9	1.5	0.4	172
Synthetic soda ash	62.1	1.2	20	0.3	-	-	83.6
Road de-icing	4	30	15	-	-	-	49
Food	20.9	1.2	2.6	6.1	6.1	0.2	33.6
Other	27.5	20	25	1	1	2	85.5
Total	228.3	81.7	85.7	16.8	8.6	2.6	423.7
Figures expressed in millions
Source: Roskill estimates, Salt: Outlook to 2028
Table 16-1: World Forecast Demand for salt by region
North American Consumption
A summary of demand and production (imported and exported) is provided in Table 16-2. Salt produced by the Goderich Mine is sold into both Canadian and US markets; mainly states and provinces within and contiguous to the Great Lakes.
In the United States, much of the variation in output and imports is related to that of rock salt which is dependent on the severity of winters. Most imports are from overseas subsidiaries of major US salt producers. Exports are small compared to imports but still average well over 500 thousand tons per year and mostly sent to Canada. In 2015, apparent consumption was a record 67.5 million tons following a severe winter in 2014/15 and imports of over 21 million tons. Mild winters over the next two years saw this drop to under 55 million tons. The return of a more severe winter in 2017/18 saw apparent consumption grow by 7 million tons. According to USGS Mineral Commodity Summaries 2021, imports are mostly from Chile (33%), Canada (24%), Mexico (13%), and Egypt (9%) (USGS, 2021).
Like the United States, Canadian consumption of salt can vary widely between years as the de-icing market forms a considerable part of overall use. In years with mild winters, apparent consumption can fall below 8 million tons but in those with severe winters it can exceed 11 million tons. There is a considerable export trade, nearly all of rock salt, across the border with the USA, which again is closely connected to winter conditions in both countries.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 16-2: USA and Canada: Production, trade and apparent consumption of salt, 2010-2019 (kt)
Table 16-3 presents a summary of the average value of price, average value of bulk, pellets and packaged salt, f.o.b. mine and plant annually as summarized by the USGS (USGS, 2021).
Figures expressed in millions of tons
Source: USGS
Table 16-3: USGS Summary of US Salt Pricing

Greater than 90% of the salt produced from the Goderich Mine is sold as bulk for deicing markets. A breakdown of market segments served between 2018 and 2021 by Goderich Mine Production is provided in Table 16-4.
    Figures expressed in tons
Table 16-4: Summary of Goderich Mine Production and Sales by Segment

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
The majority of sales of bulk deicing products are procured through annual contracts from state, provincial, county or municipal government tenders. Contracts are awarded to the lowest bidder, awards are typically public information. Some contracts can span multiple years as well.
Roskill forecasts the nominal price of deicing salt to reach $80/ton in 2028 as illustrated on Figure 16-1. This forecast price is used in the economic model discussed in Section 19. Pricing between current price (five year average of average sales price for past five years) for deicing salt established at $60.58/ton and the forecast price of $80 in 2028 was increased by $3.24/ton annually between 2022 and 2028. It is reasonable to assume that pricing beyond Roskill’s forecast period will sustain based on the reasonable likelihood that winter weather conditions along the Great Lakes markets will continue to support current demand conditions and the Goderich Mine’s access to inexpensive modes of shipping relative to market geographies will continue to allow products sourced from the Goderich Mine to be priced competitively. Therefore, the QP sustains pricing beyond the Roskill forecast through Life of Mine, increasing average selling price by 2% annually to account for inflation.
Figure 16-1: Roskill Deicing Salt Price Forecast through 2028
16.2Material Contracts Required for Production
Most bulk salt sold form the Goderich Mine is transported to market via Great Lakes freighter vessels. Freighters can hold approximately 25,000 tons of salt, and is the most efficient means of transportation. Transportation contracts vessel providers are currently in place and can span multiple years. These arrangements are within industry standards and formed the basis of the economic evaluation. Transportation and logistics costs represent a significant cost for the end product, and are built into general selling price. Costs for transportation via lake-freighter to markets has ranged from $15/ton and $19/ton between 2017 and 2021.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
17Environmental, Social and Permitting
There is very little waste generated by the mining and processing of rock salt. All waste salt and interbedded rock remains underground in old mined out areas. There is no surface processing that requires permitting or has an environmental impact; no material surface waste is generated. The only discharge from site is shaft inflow water, which is clean and is discharged into the lake.
17.1Results of Environmental Studies and Baselines
Mine construction commenced in 1956 with production beginning in 1959, prior to the promulgation of environmental regulations. Operation of the mine has been consistent and ongoing since commencement of production. Therefore, no baseline or environmental studies have been required, nor conducted.
17.2Waste, Tailings and Water Plans – Monitoring and Management
Any waste derived from underground operations remains in the underground mine cavity, where it will remain post-mine closure. Tailings are not generated from the salt mining process aside from generation of fine-grained salt that is stored in the mine cavity. Water is not used in the mining process due to the soluble nature of salt.
17.3Project Permitting Requirements
The Ontario Ministry of Energy, Northern Development and Mines regulates closure for the Goderich Mine. The most recent closure plan was approved by the ministry in 2012, and is in process of being amended as of September 30, 2021. Long-term cleanup of the site will essentially include demolishing surface facilities, removal of surface infrastructure and restoring a natural alvar ecological community on the surface, flooding of the workings, and decommissioning (plugging). As there are no waste repositories or ponds and no associated contamination, closure will be straightforward and relatively simple (for a mining project).
17.3.1Air Permit
The Goderich mine operates under two air permits issued by the Ontario Ministry of Environment, Conservation and Parks, one for the lab (8-1131-96-007), and the other for the garage for welding exhaust (5522-78NUN2).
17.3.2Surface Water Effluent Discharge Permit
Site drainage into Snug Harbour and the Maitland River is permitted pursuant to Certificate of Approval 2342-7ULQEU and Environmental Compliance Approval 1236-8YGK8A, respectively, issued by the Ontario Ministry of Environment, Conservation and Parks.
Site drainage occurs through a Stormceptor STC 750 system located at the west end of Snug Harbour and to the north into Maitland River via a Stormceptor SWQ 20 system. Both Stormceptor systems treat runoff by removing pollutants through gravity separation and flotation. Stormceptor creates a non-turbulent treatment environment below the insert platform within the system. The insert diverts water into the lower chamber, allowing free oils and debris to rise, and sediment to settle under relatively low velocity conditions. These pollutants are trapped and stored below the insert and protected from large runoff events for later removal during the maintenance procedure.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
The Stormceptor SWQ 20 system is designed to accept runoff from 1 hectare with 100% imperviousness and removes an average of 85% TSS of 94% of treated runoff volumes. The Stormceptor SWQ 20 system has a sediment capacity of 3,000 liters, an oil capacity of 915 liters, with a total capacity of 4,070 liters and a maximum treatment capacity of 23 liters per second discharging to a 450mm diameter storm sewer directed to the Maitland River.
The discharge into the Maitland River was authorized in 2013 by Environmental Compliance Approval 1236-8YGK8A and requires that the system be inspected twice a year and to undertake cleaning and maintenance to remove any debris, sediment and excessive decaying vegetation, as well as ensure there are no obstructions at the discharge. While no testing of effluent is required, no visible oil sheens are permitted from the effluent of the system.
The Stormceptor STC 750 system has a sediment capacity of 3,000 liters, an oil capacity of 915 liters, with a total capacity of 3,915 liters and a maximum treatment capacity of 20 liters per second discharging to Snug Harbor.
The discharge to the Snug Harbour was authorized in 2009 via Certificate of Approval 2342-7ULQEU. While no testing of effluent is required, no visible oil sheens are permitted from the effluent of the system, and all observations and actions undertaken during inspections shall be logged in a logbook that must be made available to the MECP upon request.
17.4Plans Negotiations or Agreements (Environmental)
There are no plans or agreements relative to environmental matters with any external parties.
17.5Mine Closure Plans
The most recent closure plan was approved by the Ontario Ministry of Energy, Northern Development and Mines in 2012, and is in process of being amended as of September 30, 2021. Long-term cleanup of the site will essentially include demolishing surface facilities, removal of surface infrastructure and restoring a natural alvar ecological community on the surface, flooding of the workings, and decommissioning (plugging). The mine closure plan serves as the main operating license for the Mine and is described in Section 17.3.
17.6Adequacy Assessment of Plans
Relative to other types of mining, the Goderich Mine is low risk from an environmental standpoint. It does not require significant disturbance of the landscape and no surface waste (toxic or otherwise) is generated in the process. Going forward, environmental risk to the reserve is viewed as low.
17.7Local Hiring Commitments
The mine operates under a CBA with the Unifor Local 16-0 labor union. Other than labor commitments contained within the CBA, there are no commitments with outside entities or governments relating to the local labor force.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
18Capital and Operating Costs
Capital and operating costs discussed in this section were developed on a unit cost and quantity basis utilizing the QP’s estimates that are based on owner’s costs from the past five years, current and historic cost data from continuous and ongoing operation of the facility, first principles, and 65 years of operational experience operating the facility at projected production run rates. Operating costs presented herein are the QP’s estimates based on the understanding of actual owner’s costs incurred at the operation since 2017, vendor/contractor quotations, and similar operation comparisons, while capital costs projected through 2026 are estimates by the QP based on owner’s cost estimates developed based on unit cost and quantity basis utilizing historic cost data, first principles, vendor/contractor quotations, and similar operation comparisons.
18.1.1 Capital Costs
The average annual capital expenditure since 2017 at the Goderich Mine is $37,172,000, with a high of $56,984,000 in 2017 and a low of $17,999,000 in the nine-month 2021 fiscal year. The higher than average capital spend in 2017 was primarily associated with a shaft-lining project that was undertaken for safety and maintenance of business. A summary of capital expenses incurred from 2017 through 2021 by the owner is provided in Table 18-1.
The Goderich Mine, as well as all Compass Minerals facilities, maintains a five-year capital forecast for all foreseen capital expenditures to support current production. A summary of foreseen capital expenditures is provided on Table 18-2. As shown on Table 18-2, total estimated capital expenditure through 2026 is $189,691,000, and is comprised of either MOB capital and capital spend for major foreseen capital projects through 2026 including:
•Construction of a new Mill and new egress / ingress from Mill to shaft for $44,687,000.
•Maintenance, replacement and rebuilds of the fleet of Continuous Miners for $78,499,000.
The balance of the forecasted capital expenditure through 2026 is $66,506,000 and primarily includes routine replacement for mine vehicles and equipment. Listed expenditures are based on cost estimates generated by third parties, within +/-15% level of accuracy. There are risks regarding the current capital costs estimates through 2026, including escalating costs of raw materials and energy, equipment availability and timing due to either production delays or supply chain gaps.
18.1.2    Operating Cost
Actual operating costs incurred at the Goderich Mine from 2017 through 2020 are provided in Table 18-2. Summarized costs include labor, maintenance, supplies electric, diesel, lease royalties, logistics and taxes.
Since 2016, total operating costs per ton have ranged from $32.00 per ton in 2021 to $51.30 in 2018 (impacted by a strike). A 66% increase in hoisted tons over the period is the primary factor in the resulting decrease in cost per hoisted ton, as well as efficiencies realized from the exclusive operation of CMs and what is viewed as an equitable CBA with labor at the Mine.
Excluding impacts associated with mining inefficiency associated with ramp development, the mine has realized a 4% increase headcount from 509 to 530 employees. Application of labor costs to tons hoisted reveals a reduction in labor cost per ton from $2.82 in 2016 to $2.57 in 2021.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

$in thousands	2017	2018	2019	2020	2021

Capital Spend	(56,984)	(30,751)	(45,965)	(34,159)	(17,999)
Shaft Lining CAPEX	(37,461)	(23,003)	(6,089)	(546)	0
Northeast Mains and New Mill					(638)
Winch			(2,899.00)	(2,906.00)	(665.00)
Chemical Salt Processing	(6,076)		(10,135)
MOB	(13,447.00)	(7,748.00)	(26,842.00)	(30,707.00)	(16,696.00)

Hoisted Tons (000's) - Incremental	5,256	3,882	5,444	6,484	6,569
Sales Tons (000's) - Incremental	5,361	4,647	4,179	4,009	3,824
Selling Price per Ton	53.28	56.75	64.48	65.93	64.46
Total Sales	285,598	263,709	269,468	264,353	246,495

OPEX
Hourly Non-Built-In Overtime	5,900	3,668	6,346	6,789	5,895
Powder & Caps	669	(12)	38	82	0
Electricity (Variable)	1,953	1,452	1,879	1,998	2,203
Ingredients	115	120	383	395	364
Operating Supplies and Diesel	6,720	5,946	12,919	8,121	7,083
Roof-bolting materials	1,820	1,042	1,904	2,304	3,217
Royalties	3,103	2,244	3,147	3,748	4,489
Material Usage Variance	101	266	308	298	384
Purchase Price Variance	107	442	79	45	30
Logistics	83,860	80,744	78,955	71,949	68,832
Other	1,128	2,709	4,478	827	314
Demurrage	3,452	2,494	2,148	1,832	1,871
Subtotal - Variable	(108,930)	(101,115)	(112,583)	(98,389)	(94,682)
Labor / Benefits	58,279	47,990	53,916	60,710	70,409
Insurance/Taxes	3,799	3,937	3,965	4,508	5,550
Maintenance Materials / Services	23,346	35,170	27,464	32,145	30,131
Operating Supplies (Fixed)	831	2,704	1,196	7,357	3,267
Electricity (Fixed)	5,305	4,743	3,466	3,685	3,636
Natural Gas	273	470	470	206	149
Administrative Services	2,867	3,030	3,086	2,545	2,423
Subtotal - Fixed	(94,700)	(98,045)	(93,564)	(111,155)	(115,565)

Operating Cost	(203,630)	(199,160)	(206,147)	(209,545)	(210,247)

Cost / per hoisted ton	38.74	51.30	37.86	32.32	32.00

Table 18-1: Summary of Capital and Operating Costs: 2017-2021

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 18-2: Summary of Capital Expenses: 2022-2026

PROJECT DESCRIPTION	2022	2023	2024	2025	2026	5-YrTotal
New Mill and NE Mains	New Mill Project	$4,000	$11,229	$11,229	$11,229		$37,687
	North East Belt extention	$3,500					$3,500
	South Mains Conveyor Belt (94S/104A)		$3,500				$3,500
Total Northeast Mains & New Mill		**$7,500**	**$14,729**	**$11,229**	**$11,229**		**$44,687**
Continuous Miner CAPEX	CM Overhauls		$5,685	$5,685	$5,685	$5,685	$22,738
	Replace CM2				$8,525		$8,525
	Replace CM1			$8,318			$8,318
	Replace CM3		$7,902				$7,902
	Flexiveyor / Belt Storage Unit / Panel Belt Drive & Towers		$4,159				$4,159
	CM7 OVERHAUL (first)				$3,899		$3,899
	FCT3 - Belt and Lumpbreaker	$1,137	$2,300				$3,438
	FCT4 - Belt/ Lumpbreaker/ Conveyor	$1,104	$1,500				$2,604
	CM2 Overhaul		$2,500				$2,500
	#6 Miner Cutter Gearbox Upgrade Kit		$2,366				$2,366
	CM6 - Cutter Gear Case / Drums/ Conveyor System	$827	$1,199				$2,026
	CM7 - Cutter Gear Case/ Conveyor/ Gathering/ Traction Systems		$2,006				$2,006
	CM3 - Cutter Gear Case/ Drums/ Traction System	$390	$1,430				$1,819
	CM5 - Conveyor and Traction System		$1,550				$1,550
	FCT1 - Belt and Lumpbreaker + Traction Chains		$1,180				$1,180
	FCT2 - Belt and Lumpbreaker + Traction Chains	$35	$1,115				$1,150
	CM4 - Conveyor and Traction System	$643	$470				$1,113
	CM2 - Cutter Gearcase, Gathering and Traction	$310	$396				$706
	Continuous Miner Electrical Refurbishment CM1-2	$200	$300				$500
Total: Continuous Miner CAPEX		**$4,646**	**$36,058**	**$14,002**	**$18,108**	**$5,685**	**$78,499**
Other Projects	Smaller Project Capital Estimate future years		$7,018	$7,018	$7,018	$7,018	$28,071
	Bolters and other equipment		$1,170	$1,170	$1,170	$1,170	$4,679
	2000D Conveyor Going West	$1,770					$1,770
	New Parking lot		$1,620				$1,620
	Steel Guides - A+B Compartment #6 (Steel or Wood?)		$1,620				$1,620
	GMS7 Refurbishment		$0	$1,471			$1,471
	Unallocated Capital Estimate	$1,300					$1,300
	MacLean 975 Development Rock Bolter	$1,215					$1,215
	Purchase new Gradall Scaler	$1,215					$1,215
	1 Hoist Skip Mod		$810				$810
	New IPC		$810				$810
	Dev Truck Rebuilds (4)	$203	$203	$203	$203		$810
	8Scaler		$654				$654
	New maintenance shop (including wash pad)	$648					$648
	Cat 320 excavator EMP rehabs		$608				$608
	Cat bulldozer D6 w/remote – EMP Rehabs		$608				$608
	#6 Hoist Roof Modifications	$304	$304				$608
	Conveyor structure and belt for panels	$567					$567
	Shaft 3 vent fans		$500				$500
	Exploration Diamond Drill (Diamec U6)	$486					$486
	North East Belt Extension - Structure & Belt Beyond 31XC	$486					$486
	GML32 Refurbishment		$446				$446
	GMT42 Refurbishment		$423				$423
	GMT43 Refurbishment		$423				$423
	GMT44 Refurbishment		$423				$423
	GMT46 Refurbishment		$423				$423
	#1 Shaft Grouting	$405					$405
	Rope Tensioner		$405				$405
	Self-dumping packer garbage truck and multiple dumpsters		$405				$405
	Shiploader Electro Mechanical Refurbishment	$405					$405
	Overhaul 32 loader (990)		$386				$386
	Rail King	$351					$351
	Stacker in 2000B (cancelled in 2021, move to 2022)		$350				$350
	GML34 Refurbishment		$342				$342
	1052 Belt Replacement	$324					$324
	3MVa Continuous Miner Substation	$324					$324
	Five (5) Conveyor Belt Magnets	$324					$324
	GMLHD15 Refurbishment			$324			$324
	Upgrade of GMR26 to Wider Boom Slide (MacLean)	$324					$324
	GML33 Refurbishment		$311				$311
	Complete gear set for spares for cutter gear cases	$284					$284
	Surface Conveyor and Chute Repaires	$284					$284
	GMLHD14 Refurbishment		$267				$267
	Ethernet Communications		$243				$243
	GMR17 Refurbishment	$243	$0				$243
	Purchase/Refurbish Hoist 1 & 2 Transformers	$243					$243

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 18-2: Summary of Capital Expenses: 2022-2026 (continued)

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
18.1.3    Assumptions
The capital projects are assumed to be constructed in a conventional EPCM format. Compass Minerals routinely retains qualified contractor to design projects and act as its agent to bid and procure materials and equipment, bid and award construction contracts, and manage the construction of the facilities.
18.1.4     Accuracy
The accuracy of this estimate for those items identified in the scope-of work is estimated to be within the range of plus 15% to minus 15%; i.e., the cost could be 15% higher than the estimate or it could be 15% lower. Accuracy is an issue separate from contingency, the latter accounts for undeveloped scope and insufficient data (e.g., geotechnical data).

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
19Economic Analysis

19.1.1    Operating Costs
An economic model was created for the Goderich Mine to provide validation of the economic viability of the estimated reserve for the Life of Mine until 2094. Following are the key assumptions:
•Mine run rate at 6,500,000 tons hoisted.
•Because sales vary year over year, typically controlled by weather in deicing markets, the QP applied the average of sales to hoisted tons rates over the previous six years (91%) to sales tons for future three year periods with the fourth year sales tons at 110% of hoisted tons to represent periodic strong sales associated with higher than average frozen precipitation in Goderich’s markets served.
•The five year average sales price for is $60.58/ton. This price was the beginning price used in the life of mine cash flow analysis.
•Roskill forecasts the nominal price of deicing salt to reach $80/ton in 2028 as illustrated on Figure 16-1. This forecast price is used in the economic model discussed in Section 19. Pricing between current price (five year average of average sales price for past five years) for deicing salt established at $60.58/ton and the forecast price of $80 in 2028 was increased by $3.24/ton annually between 2022 and 2028.
•Annual average sales price increase of 2% year over year.
•A finance rate (cost of capital) of 10%.
•A tax rate of 33.07%, inclusive of Canadian federal and provincial income tax as well as provincial mining tax.
•Inflation rate of 2%.
•Inflation rate of 2% applied to operating costs.
•Sales price increase by 2% annually.
•An additional 10% contingency on projected fixed and variable costs through the life of mine.
The QP used partial year 2021 budgeted 2022 costs as the benchmark for which to model operating costs through life of mine, applying a 2% annual increase in operating cost annually.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
19.1.2    Capital Costs
As an ongoing project that is in production and profitable, the QP established a going forward MOB capital based on the average MOB capital profile at the mine since 2017. The QP assessed projected MOB capital spend through 2026, which was collaboratively established with Goderich Mine financial, engineering, operational and maintenance leadership, and validated by the QP.
Beyond 2026, the QP determined the expected replacement and re-build schedule for the fleet of seven CMs required to attain the run of mine rate of 6.5 million tons, and applied projected capital costs on to the life of mine cash flow analysis through the end of life of mine. The QP also calculated the average MOB capital spend from 2017 through present, applied a 2% inflation factor on the average MOB through 2026, and applied of a 15% contingency factor on the projected 2026 MOB capital amount of $27,945,000. The QP then based the 2027 MOB capital spend at $30,375,000. A 2% annual inflation factor as applied to MOB after 2027 through end of life of mine.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 19-1: Life of Mine Cash Flow Analysis

$in thousands	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Capital Spend	(29,546)	(73,130)	(35,416)	(37,727)	(13,872)	(27,945)	(52,504)	(44,074)	(38,656)	(30,249)	(30,854)	(52,483)	(66,392)	(50,231)	(33,397)
Continuous Miners	(4,646)	(36,058)	(14,002)	(18,108)	(5,685)	0	(24,000)	(15,000)	(9,000)	0	0	(21,012)	(34,291)	(17,489)	0
Northeast Mains and New Mill	(7,500)	(14,729)	(11,229)	(11,229)	0	0	0	0	0	0	0	0	0	0	0
MOB	(17,400)	(22,343)	(10,185)	(8,390)	(8,187)	(27,945)	(28,504)	(29,074)	(29,656)	(30,249)	(30,854)	(31,471)	(32,100)	(32,742)	(33,397)
Hoisted Tons (000's) - Incremental	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500
Sales Tons (000's) - Incremental	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934	5,934
Selling Price per Ton	60.58	64.22	67.39	70.56	73.73	76.90	80.00	81.60	83.23	84.90	86.59	88.33	90.09	91.89	93.73
Total Sales	359,494	381,094	399,905	504,504	437,528	456,339	474,735	583,440	493,914	503,793	513,869	631,534	534,629	545,321	556,228
OPEX															
Hourly Non-Built-In Overtime	4,615	4,707	4,801	4,897	4,995	5,095	5,197	5,301	5,407	5,515	5,626	5,738	5,853	5,970	6,089
Electricity (Variable)	2,387	2,435	2,483	2,533	2,584	2,635	2,688	2,742	2,797	2,853	2,910	2,968	3,027	3,088	3,150
Ingredients	367	375	382	390	398	406	414	422	430	439	448	457	466	475	485
Operating Supplies and Diesel	7,359	7,506	7,656	7,809	7,966	8,125	8,287	8,453	8,622	8,795	8,971	9,150	9,333	9,520	9,710
Roofbolting Materials	3,298	3,364	3,431	3,500	3,570	3,641	3,714	3,788	3,864	3,941	4,020	4,101	4,183	4,266	4,352
Royalties	6,801	6,937	7,076	7,217	7,362	7,509	7,659	7,812	7,968	8,128	8,290	8,456	8,625	8,798	8,974
Logistics	76,868	78,405	79,973	81,573	83,204	84,868	86,566	88,297	90,063	91,864	93,702	95,576	97,487	99,437	101,426
Other	300	306	312	318	325	331	338	345	351	359	366	373	380	388	396
Demurrage	823	1,950	1,989	2,029	2,070	2,111	2,153	2,196	2,240	2,285	2,331	2,377	2,425	2,473	2,523
Subtotal - Variable	(102,818)	(105,986)	(108,105)	(110,267)	(112,473)	(114,722)	(117,017)	(119,357)	(121,744)	(124,179)	(126,663)	(129,196)	(131,780)	(134,415)	(137,104)
Labor / Benefits	69,390	70,778	72,193	73,637	75,110	76,612	78,144	79,707	81,301	82,927	84,586	86,277	88,003	89,763	91,558
Insurance/Taxes	5,874	5,991	6,111	6,233	6,358	6,485	6,615	6,747	6,882	7,019	7,160	7,303	7,449	7,598	7,750
Maintenance Materials / Services	30,801	31,417	32,045	32,686	33,340	34,007	34,687	35,381	36,088	36,810	37,546	38,297	39,063	39,844	40,641
Operating Supplies (Fixed)	2,918	2,976	3,036	3,097	3,159	3,222	3,286	3,352	3,419	3,487	3,557	3,628	3,701	3,775	3,850
Electricity (Fixed)	3,760	3,835	3,912	3,990	4,070	4,151	4,234	4,319	4,405	4,494	4,583	4,675	4,769	4,864	4,961
Natural Gas	226	231	235	240	245	250	255	260	265	270	275	281	287	292	298
Administrative Services	2,332	2,379	2,426	2,475	2,524	2,575	2,626	2,679	2,732	2,787	2,843	2,900	2,958	3,017	3,077
Subtotal - Fixed	(115,300)	(117,606)	(119,958)	(122,358)	(124,805)	(127,301)	(129,847)	(132,444)	(135,093)	(137,795)	(140,550)	(143,361)	(146,229)	(149,153)	(152,136)
Contingency 10% (Fixed & Variable Cost	(21,812)	(22,359)	(22,806)	(23,263)	(23,728)	(24,202)	(24,686)	(25,180)	(25,684)	(26,197)	(26,721)	(27,256)	(27,801)	(28,357)	(28,924)
Operating Cost	(239,931)	(245,951)	(250,870)	(255,888)	(261,005)	(266,225)	(271,550)	(276,981)	(282,521)	(288,171)	(293,934)	(299,813)	(305,809)	(311,925)	(318,164)
	0														
Depreciation	(50,294)	(25,968)	(26,384)	(27,395)	(27,030)	(25,414)	(27,136)	(30,113)	(32,269)	(34,525)	(37,232)	(40,869)	(44,335)	(46,322)	(42,643)
Operating Income	69,269	109,175	122,651	221,221	149,493	164,700	176,049	276,346	179,125	181,097	182,702	290,852	184,485	187,074	195,421
Taxes	22,907	36,104	40,561	73,158	49,437	54,466	58,220	91,388	59,236	59,889	60,420	96,185	61,009	61,865	64,626
Income After Tax	46,362	73,071	82,090	148,063	100,055	110,234	117,830	184,958	119,888	121,208	122,283	194,667	123,476	125,208	130,795
EBITDA	119,563	135,143	149,035	248,616	176,522	190,114	203,185	306,459	211,394	215,622	219,934	331,721	228,820	233,396	238,064
MOB Capital	(17,400)	(22,343)	(10,185)	(8,390)	(8,187)	(27,945)	(28,504)	(29,074)	(29,656)	(30,249)	(30,854)	(31,471)	(32,100)	(32,742)	(33,397)
Working Capital	(9,515)	(1,612)	(1,446)	(10,954)	8,100	(1,407)	(1,347)	(11,355)	10,657	(360)	(367)	(12,291)	11,535	(389)	(397)
Total Cash Flow	92,648	111,187	137,404	229,273	176,435	160,761	173,334	266,029	192,395	185,013	188,713	287,959	208,255	200,264	204,270
Cumulative Cash Flow	92,648	203,835	341,239	570,512	746,946	907,708	1,081,041	1,347,071	1,539,466	1,724,479	1,913,193	2,201,152	2,409,406	2,609,670	2,813,940

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 19-1: Life of Mine Cash Flow Analysis (continued)

$in thousands	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051
Capital Spend	(34,065)	(71,865)	(59,104)	(50,632)	(36,873)	(37,611)	(63,976)	(80,931)	(61,231)	(40,711)	(41,525)	(87,602)	(72,048)	(61,720)	(44,948)
Continuous Miners	0	(37,118)	(23,663)	(14,482)	0	0	(25,613)	(41,801)	(21,318)	0	0	(45,247)	(28,845)	(17,653)	0
Northeast Mains and New Mill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MOB	(34,065)	(34,746)	(35,441)	(36,150)	(36,873)	(37,611)	(38,363)	(39,130)	(39,913)	(40,711)	(41,525)	(42,356)	(43,203)	(44,067)	(44,948)
Hoisted Tons (000's) - Incremental	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500
Sales Tons (000's) - Incremental	7,150	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934
Selling Price per Ton	95.61	97.52	99.47	101.46	103.49	105.56	107.67	109.82	112.02	114.26	116.54	118.88	121.25	123.68	126.15
Total Sales	683,593	578,699	590,273	602,079	739,943	626,403	638,931	651,710	800,938	678,039	691,599	705,431	866,961	733,931	748,610
OPEX															
Hourly Non-Built-In Overtime	6,211	6,335	6,462	6,591	6,723	6,858	6,995	7,135	7,277	7,423	7,571	7,723	7,877	8,035	8,196
Electricity (Variable)	3,213	3,277	3,342	3,409	3,477	3,547	3,618	3,690	3,764	3,839	3,916	3,994	4,074	4,156	4,239
Ingredients	494	504	514	525	535	546	557	568	579	591	603	615	627	640	652
Operating Supplies and Diesel	9,904	10,102	10,304	10,510	10,721	10,935	11,154	11,377	11,604	11,836	12,073	12,315	12,561	12,812	13,068
Roofbolting Materials	4,439	4,527	4,618	4,710	4,805	4,901	4,999	5,099	5,201	5,305	5,411	5,519	5,629	5,742	5,857
Royalties	9,153	9,336	9,523	9,714	9,908	10,106	10,308	10,514	10,724	10,939	11,158	11,381	11,609	11,841	12,078
Logistics	103,454	105,523	107,634	109,786	111,982	114,222	116,506	118,836	121,213	123,637	126,110	128,632	131,205	133,829	136,506
Other	404	412	420	428	437	446	455	464	473	483	492	502	512	522	533
Demurrage	2,573	2,625	2,677	2,731	2,786	2,841	2,898	2,956	3,015	3,075	3,137	3,200	3,264	3,329	3,396
Subtotal - Variable	(139,846)	(142,643)	(145,496)	(148,405)	(151,374)	(154,401)	(157,489)	(160,639)	(163,852)	(167,129)	(170,471)	(173,881)	(177,358)	(180,905)	(184,524)
Labor / Benefits	93,390	95,257	97,162	99,106	101,088	103,110	105,172	107,275	109,421	111,609	113,841	116,118	118,441	120,809	123,226
Insurance/Taxes	7,905	8,063	8,224	8,389	8,557	8,728	8,902	9,080	9,262	9,447	9,636	9,829	10,025	10,226	10,430
Maintenance Materials / Services	41,454	42,283	43,129	43,991	44,871	45,769	46,684	47,618	48,570	49,541	50,532	51,543	52,574	53,625	54,698
Operating Supplies (Fixed)	3,927	4,006	4,086	4,168	4,251	4,336	4,423	4,511	4,601	4,693	4,787	4,883	4,981	5,080	5,182
Electricity (Fixed)	5,060	5,162	5,265	5,370	5,478	5,587	5,699	5,813	5,929	6,048	6,169	6,292	6,418	6,546	6,677
Natural Gas	304	310	316	323	329	336	343	349	356	364	371	378	386	393	401
Administrative Services	3,139	3,201	3,265	3,331	3,397	3,465	3,535	3,605	3,677	3,751	3,826	3,902	3,980	4,060	4,141
Subtotal - Fixed	(155,179)	(158,283)	(161,448)	(164,677)	(167,971)	(171,330)	(174,757)	(178,252)	(181,817)	(185,453)	(189,162)	(192,946)	(196,805)	(200,741)	(204,755)
Contingency 10% (Fixed & Variable Cost)	(29,502)	(30,093)	(30,694)	(31,308)	(31,934)	(32,573)	(33,225)	(33,889)	(34,567)	(35,258)	(35,963)	(36,683)	(37,416)	(38,165)	(38,928)
Operating Cost	(324,527)	(331,018)	(337,638)	(344,391)	(351,279)	(358,304)	(365,470)	(372,780)	(380,235)	(387,840)	(395,597)	(403,509)	(411,579)	(419,811)	(428,207)
Depreciation	(43,090)	(42,370)	(41,350)	(40,942)	(40,824)	(41,323)	(41,225)	(40,642)	(40,573)	(41,018)	(41,778)	(42,554)	(43,345)	(44,152)	(44,975)
Operating Income	315,975	205,312	211,285	216,746	347,841	226,776	232,235	238,288	380,130	249,181	254,224	259,369	412,037	269,969	275,428
Taxes	104,493	67,897	69,872	71,678	115,031	74,995	76,800	78,802	125,709	82,404	84,072	85,773	136,261	89,279	91,084
Income After Tax	211,482	137,415	141,413	145,068	232,810	151,781	155,435	159,486	254,421	166,777	170,152	173,596	275,777	180,690	184,344
EBITDA	359,066	247,682	252,635	257,688	388,664	268,099	273,461	278,930	420,703	290,199	296,003	301,923	455,382	314,120	320,403
MOB Capital	(34,065)	(34,746)	(35,441)	(36,150)	(36,873)	(37,611)	(38,363)	(39,130)	(39,913)	(40,711)	(41,525)	(42,356)	(43,203)	(44,067)	(44,948)
Working Capital	(13,305)	12,486	(421)	(430)	(14,401)	13,516	(456)	(465)	(15,588)	14,630	(494)	(504)	(16,873)	15,836	(534)
Total Cash Flow	311,696	225,422	216,772	221,108	337,390	244,004	234,641	239,334	365,201	264,117	253,984	259,063	395,306	285,889	274,920
Cumulative Cash Flow	3,125,636	3,351,057	3,567,830	3,788,938	4,126,328	4,370,331	4,604,973	4,844,307	5,209,508	5,473,626	5,727,609	5,986,672	6,381,978	6,667,867	6,942,787

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 19-1: Life of Mine Cash Flow Analysis (continued)

$in thousands	2052	2053	2054	2055	2056	2057	2058	2059	2060	2061	2062	2063	2064	2065
Capital Spend	(45,847)	(77,987)	(98,655)	(74,641)	(49,627)	(50,619)	(106,787)	(87,826)	(75,236)	(54,792)	(55,888)	(95,065)	(120,259)	(90,986)
Continuous Miners	0	(31,223)	(50,955)	(25,987)	0	0	(55,155)	(35,162)	(21,519)	0	0	(38,060)	(62,114)	(31,678)
Northeast Mains and New Mill	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MOB	(45,847)	(46,764)	(47,699)	(48,653)	(49,627)	(50,619)	(51,631)	(52,664)	(53,717)	(54,792)	(55,888)	(57,005)	(58,145)	(59,308)
													391%	399%
Hoisted Tons (000's) - Incremental	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500
Sales Tons (000's) - Incremental	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150
Selling Price per Ton	128.67	131.25	133.87	136.55	139.28	142.07	144.91	147.81	150.76	153.78	156.85	159.99	163.19	166.45
Total Sales	763,582	938,427	794,430	810,319	826,525	1,015,783	859,917	877,115	894,658	1,099,516	930,802	949,418	968,406	1,190,152
OPEX														
Hourly Non-Built-In Overtime	8,359	8,527	8,697	8,871	9,049	9,229	9,414	9,602	9,794	9,990	10,190	10,394	10,602	10,814
Electricity (Variable)	4,324	4,410	4,498	4,588	4,680	4,774	4,869	4,967	5,066	5,167	5,271	5,376	5,484	5,593
Ingredients	665	679	692	706	720	735	749	764	780	795	811	827	844	861
Operating Supplies and Diesel	13,330	13,596	13,868	14,146	14,429	14,717	15,012	15,312	15,618	15,930	16,249	16,574	16,905	17,244
Roofbolting Materials	5,974	6,093	6,215	6,340	6,466	6,596	6,728	6,862	6,999	7,139	7,282	7,428	7,576	7,728
Royalties	12,319	12,565	12,817	13,073	13,335	13,601	13,873	14,151	14,434	14,722	15,017	15,317	15,624	15,936
Logistics	139,236	142,020	144,861	147,758	150,713	153,728	156,802	159,938	163,137	166,400	169,728	173,122	176,585	180,116
Other	543	554	565	577	588	600	612	624	637	649	662	676	689	703
Demurrage	3,463	3,533	3,603	3,675	3,749	3,824	3,900	3,978	4,058	4,139	4,222	4,306	4,393	4,480
Subtotal - Variable	(188,214)	(191,978)	(195,818)	(199,734)	(203,729)	(207,803)	(211,960)	(216,199)	(220,523)	(224,933)	(229,432)	(234,020)	(238,701)	(243,475)
Labor / Benefits	125,690	128,204	130,768	133,383	136,051	138,772	141,547	144,378	147,266	150,211	153,215	156,280	159,405	162,593
Insurance/Taxes	10,639	10,852	11,069	11,290	11,516	11,746	11,981	12,221	12,465	12,715	12,969	13,228	13,493	13,763
Maintenance Materials / Services	55,792	56,908	58,046	59,207	60,391	61,599	62,831	64,087	65,369	66,676	68,010	69,370	70,757	72,173
Operating Supplies (Fixed)	5,286	5,391	5,499	5,609	5,721	5,836	5,952	6,071	6,193	6,317	6,443	6,572	6,703	6,837
Electricity (Fixed)	6,811	6,947	7,086	7,228	7,372	7,520	7,670	7,823	7,980	8,139	8,302	8,468	8,638	8,810
Natural Gas	409	418	426	434	443	452	461	470	480	489	499	509	519	530
Administrative Services	4,224	4,309	4,395	4,483	4,572	4,664	4,757	4,852	4,949	5,048	5,149	5,252	5,357	5,464
Subtotal - Fixed	(208,851)	(213,028)	(217,288)	(221,634)	(226,067)	(230,588)	(235,200)	(239,904)	(244,702)	(249,596)	(254,588)	(259,679)	(264,873)	(270,170)
Contingency 10% (Fixed & Variable Cost)	(39,706)	(40,501)	(41,311)	(42,137)	(42,980)	(43,839)	(44,716)	(45,610)	(46,522)	(47,453)	(48,402)	(49,370)	(50,357)	(51,365)
Operating Cost	(436,771)	(445,506)	(454,417)	(463,505)	(472,775)	(482,230)	(491,875)	(501,713)	(511,747)	(521,982)	(532,421)	(543,070)	(553,931)	(565,010)
Depreciation	(45,814)	(46,670)	(47,544)	(47,397)	(48,228)	(47,900)	(48,435)	(49,240)	(50,171)	(51,165)	(52,189)	(53,232)	(54,297)	(55,383)
Operating Income	280,997	446,250	292,470	299,417	305,522	485,653	319,607	326,163	332,740	526,369	346,192	353,116	360,178	569,759
Taxes	92,926	147,575	96,720	99,017	101,036	160,605	105,694	107,862	110,037	174,070	114,486	116,775	119,111	188,419
Income After Tax	188,071	298,675	195,750	200,400	204,486	325,047	213,913	218,301	222,703	352,299	231,706	236,340	241,067	381,340
EBITDA	326,811	492,920	340,014	346,814	353,750	533,553	368,042	375,403	382,911	577,535	398,380	406,348	414,475	625,142
MOB Capital	(45,847)	(46,764)	(47,699)	(48,653)	(49,627)	(50,619)	(51,631)	(52,664)	(53,717)	(54,792)	(55,888)	(57,005)	(58,145)	(59,308)
Working Capital	(545)	(18,264)	17,141	(579)	(590)	(19,770)	18,554	(626)	(639)	(21,400)	20,083	(678)	(691)	(23,164)
Total Cash Flow	280,418	427,892	309,455	297,582	303,534	463,164	334,965	322,112	328,555	501,343	362,576	348,665	355,638	542,670
Cumulative Cash Flow	7,223,205	7,651,097	7,960,553	8,258,135	8,561,669	9,024,832	9,359,797	9,681,909	10,010,464	10,511,807	10,874,384	11,223,049	11,578,687	12,121,357

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 19-1: Life of Mine Cash Flow Analysis (continued)

$in thousands	2066	2067	2068	2069	2070	2071	2072	2073	2074	2075	2076	2077	2078	2079
Capital Spend	(60,494)	(61,704)	(130,173)	(107,059)	(91,713)	(66,791)	(68,127)	(115,884)	(146,596)	(110,912)	(73,742)	(75,217)	(158,680)	(130,504)
Continuous Miners	0	0	(67,234)	(42,862)	(26,231)	0	0	(46,395)	(75,717)	(38,615)	0	0	(81,958)	(52,248)
Northeast Mains and New Mill	0	0	0	0	0	0	0	0	0	0	0	0	0	0
MOB	(60,494)	(61,704)	(62,938)	(64,197)	(65,481)	(66,791)	(68,127)	(69,489)	(70,879)	(72,296)	(73,742)	(75,217)	(76,722)	(78,256)
	407%	415%	424%											
Hoisted Tons (000's) - Incremental	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500	6,500
Sales Tons (000's) - Incremental	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934	5,934	7,150	5,934	5,934
Selling Price per Ton	169.78	173.18	176.64	180.18	183.78	187.46	191.20	195.03	198.93	202.91	206.97	211.10	215.33	219.63
Total Sales	1,007,530	1,027,680	1,048,234	1,288,259	1,090,583	1,112,394	1,134,642	1,394,453	1,180,482	1,204,091	1,228,173	1,509,400	1,277,791	1,303,347
OPEX														
Hourly Non-Built-In Overtime	11,030	11,251	11,476	11,705	11,939	12,178	12,422	12,670	12,924	13,182	13,446	13,715	13,989	14,269
Electricity (Variable)	5,705	5,819	5,936	6,054	6,175	6,299	6,425	6,553	6,684	6,818	6,954	7,094	7,235	7,380
Ingredients	878	896	914	932	950	969	989	1,009	1,029	1,049	1,070	1,092	1,114	1,136
Operating Supplies and Diesel	17,588	17,940	18,299	18,665	19,038	19,419	19,807	20,204	20,608	21,020	21,440	21,869	22,306	22,752
Roofbolting Materials	7,882	8,040	8,201	8,365	8,532	8,703	8,877	9,054	9,235	9,420	9,609	9,801	9,997	10,197
Royalties	16,255	16,580	16,911	17,250	17,595	17,947	18,305	18,672	19,045	19,426	19,814	20,211	20,615	21,027
Logistics	183,719	187,393	191,141	194,964	198,863	202,840	206,897	211,035	215,256	219,561	223,952	228,431	233,000	237,660
Other	717	731	746	761	776	792	807	824	840	857	874	892	909	928
Demurrage	4,570	4,661	4,755	4,850	4,947	5,046	5,147	5,249	5,354	5,462	5,571	5,682	5,796	5,912
Subtotal - Variable	(248,344)	(253,311)	(258,377)	(263,545)	(268,816)	(274,192)	(279,676)	(285,270)	(290,975)	(296,795)	(302,730)	(308,785)	(314,961)	(321,260)
Labor / Benefits	165,845	169,162	172,545	175,996	179,516	183,107	186,769	190,504	194,314	198,200	202,165	206,208	210,332	214,539
Insurance/Taxes	14,038	14,319	14,605	14,897	15,195	15,499	15,809	16,125	16,448	16,777	17,112	17,454	17,804	18,160
Maintenance Materials / Services	73,616	75,088	76,590	78,122	79,684	81,278	82,904	84,562	86,253	87,978	89,738	91,532	93,363	95,230
Operating Supplies (Fixed)	6,974	7,114	7,256	7,401	7,549	7,700	7,854	8,011	8,171	8,335	8,501	8,672	8,845	9,022
Electricity (Fixed)	8,987	9,166	9,350	9,537	9,727	9,922	10,120	10,323	10,529	10,740	10,955	11,174	11,397	11,625
Natural Gas	540	551	562	573	585	596	608	620	633	646	658	672	685	699
Administrative Services	5,574	5,685	5,799	5,915	6,033	6,154	6,277	6,402	6,530	6,661	6,794	6,930	7,069	7,210
Subtotal - Fixed	(275,574)	(281,085)	(286,707)	(292,441)	(298,290)	(304,256)	(310,341)	(316,548)	(322,879)	(329,336)	(335,923)	(342,641)	(349,494)	(356,484)
Contingency 10% (Fixed & Variable Cost)	(52,392)	(53,440)	(54,508)	(55,599)	(56,711)	(57,845)	(59,002)	(60,182)	(61,385)	(62,613)	(63,865)	(65,143)	(66,445)	(67,774)
Operating Cost	(576,310)	(587,836)	(599,593)	(611,585)	(623,817)	(636,293)	(649,019)	(661,999)	(675,239)	(688,744)	(702,519)	(716,569)	(730,900)	(745,518)
Depreciation	(56,491)	(13,050)	(21,953)	(31,034)	(40,296)	(49,744)	(59,381)	(64,890)	(66,188)	(67,512)	(68,862)	(70,239)	(71,644)	(73,077)
Operating Income	374,729	426,795	426,689	645,640	426,470	426,357	426,242	667,564	439,055	447,836	456,793	722,592	475,247	484,752
Taxes	123,923	141,141	141,106	213,513	141,034	140,996	140,958	220,763	145,195	148,099	151,061	238,961	157,164	160,308
Income After Tax	250,806	285,654	285,583	432,127	285,436	285,361	285,284	446,800	293,859	299,737	305,731	483,631	318,083	324,445
EBITDA	431,220	439,844	448,641	676,674	466,766	476,102	485,624	732,454	505,243	515,348	525,655	792,831	546,891	557,829
MOB Capital	(60,494)	(61,704)	(62,938)	(64,197)	(65,481)	(66,791)	(68,127)	(69,489)	(70,879)	(72,296)	(73,742)	(75,217)	(76,722)	(78,256)
Working Capital	21,739	(734)	(748)	(25,073)	23,531	(794)	(810)	(27,140)	25,471	(860)	(877)	(29,377)	27,570	(931)
Total Cash Flow	392,464	377,406	384,954	587,404	424,816	408,517	416,687	635,825	459,835	442,191	451,035	688,237	497,740	478,642
Cumulative Cash Flow	12,513,821	12,891,228	13,276,182	13,863,586	14,288,402	14,696,918	15,113,605	15,749,430	16,209,264	16,651,456	17,102,491	17,790,728	18,288,467	18,767,110

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
Table 19-1: Life of Mine Cash Flow Analysis (continued)

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
19.1.3    Economic Analysis
The QP constructed a cash flow model through life of mine completion in 2161. The QP established the selling price of salt sold in 2022 based on the five-year average of selling prices between 2017 and 2021, which is $60.58/ton. The QP then extrapolated price increases from 2023 and 2028 to attain the Roskill forecasted selling price of $80/ton in 2028 with annual increase in selling price of $3.24/ton during this period. Selling price thereafter was increased by at 2% percent per annum through end of life of mine.
Because the mine is active and profitable, the calculation of an IRR is nuanced since there is not initial development expenditure from which to benchmark net project value. Notwithstanding, the QP calculated the NPV of all development capital from 2021 through 2032 which is $250,437,000. Review of the model indicates that the Mine is immediately cash-flow positive in 2022, and remains so through end of the life of mine. As modelled, the project has an IRR of 53.3%, and an NPV of $1.613 billion.
19.1.4    Sensitivity Analysis
The QP assessed sensitivity of key variables, including reduction in expected selling price, increased capital expenses and associated depreciation, and operating costs. To assess these variables, the QP modeled a conducted where the following variables were subjected to increases and decreases of 10% and 20% (Tables 19-2 and 19-3):
•Average Selling Price
•Operating Costs
•Capital Costs (depreciation)
The IRR of the project approaches zero when selling price is reduced to $41.98 / ton.

Cost Sensitivities		After Tax IRR	After Tax NPV ('000s)
Expected Case		53.3%	$1,613,621
Capital Expenditures	20% Increase	46.0%	$1,568,087
	10% Increase	49.4%	$1,590,854
	10% Decrease	58.1%	$1,636,388
	20% Decrease	64.0%	$1,659,155
Mining Cost	20% Increase	38.1%	$1,076,330
	10% Increase	45.6%	$1,344,975
	10% Decrease	61.2%	$1,882,267
	20% Decrease	69.1%	$2,150,913
Table 19-2: Sensitivity Analysis: Cost Factors

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary

		After Tax IRR	After Tax NPV ('000s)
Expected Case		53.3%	$1,613,621
Expected Average Selling Price	20% Increase	78.8%	$2,753,606
	10% Increase	66.1%	$2,174,002
	10% Decrease	40.5%	$1,071,268
	20% Decrease	27.4%	$545,832
Table 19-3: Sensitivity Analysis: Price

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
20Adjacent Properties
The mine is located on an inlet and is surrounded by Lake Huron and Goderich Harbor. The only property connected to the site is the Canadian Coast Guard to the east. All ancillary support is located on site.
Shoreline properties consist of a marina, residential homes and Goderich public beach. The zoning, the amount of unique landowners and minerals rights create a cost prohibitive environment to extend the current lease boundaries upland from the shoreline.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
21Other Relevant Data and Information

All data relevant to the mineral reserves and mineral resources evaluation have been included in the sections of this Technical Report Summary.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
22Interpretation and Conclusions

The Goderich Mine has a long history of mining salt from the A2 salt deposit. This history includes a wealth of knowledge on how the ore behaves during mining, quality of the ore, the geomechanical properties of salt to enable safe and sustainable mining practices.
The modeling and analysis of the Company’s resources and reserves has been developed by Company mine personnel and reviewed by several levels of internal management, including the QP. The development of such resources and reserves estimates, including related assumptions, was a collaborative effort between the QP and Company staff.
22.1 Mineral Resource
The Company’s salt-producing locations do not utilize classic exploration techniques in the development of their assumptions around mineral resources or reserves. The mineral deposit at Goderich is restricted in access by bodies of water, and industry techniques used for geological exploration for other types of mineral deposits, specifically collection of rock core from drilling, can be degradational to the salt ore being assessed. Given the nature of the salt mineral and each site’s beneath a massive water body, this limitation impedes the validation of mineral resources and reserves using exploration drilling techniques. Accordingly, geophysical techniques are utilized at both Goderich and Cote Blanche to assist in mine planning, and to verify that there are no obstructions ahead of advancement of the mine in the form of geological anomalies or structural features, such as faults that could affect future mining. In conducting these geophysical campaigns, including in-seam seismic and ground penetrating radar technologies, the Company is able to identify the continuity of ore-body ahead of mining. In-seam directional drilling is also conducted at Goderich as a means of extending our visibility into the ore body beyond the ranges that can be assessed by geophysical technologies.
Geological modeling and mine planning efforts serve as a base assumption for resource estimates at each significant salt-producing location. These outputs have been prepared by both Company personnel and third-party consultants, and the methodology is compared to industry best practices. Mine planning decisions, such as mining height, execution of mining and ground control, are determined and agreed upon by Company management. Management adjusts forward-looking models by reference to historic mining results, including by reviewing performance versus predicted levels of production from the mineral deposit, and if necessary, re-evaluating mining methodologies if production outcomes were not realized as predicted. Ongoing mining and interrogation of the mineral deposit, coupled with product quality validation pursuant to industry best practices and customer expectations, provides further empirical evidence as to the homogeneity, continuity and characteristics of the mineral resource. Ongoing quality validation of production also provides a means to monitor for any potential changes in ore-body quality. Also, ongoing monitoring of ground conditions within the mine, surveying for evidence of subsidence and other visible signs of deterioration that may signal the need to re-evaluate rock mechanics and structure of the mine ultimately inform extraction ratios and mine design, which underpin mineral reserve estimates.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
22.2Mineral Reserves
The Company assesses risks inherent in mineral resource and reserve estimates, such as the accuracy of geophysical data that is used to support mine planning, identify hazards and inform operations of the presence of mineable deposit. Also, management is aware of risks associated with potential gaps in assessing the completeness of mineral extraction licenses, entitlements or rights, or changes in laws or regulations that could directly impact the ability to assess mineral resources and reserves or impact production levels.
 Notwithstanding, the salt deposit supports continued successful exploitation, given the size, grade, metallurgical characteristics, developed infrastructure, and the knowledge and experience of the individuals engaged in the project. The uncertainty and risk associated with the historic exploration data can be mitigated where possible, through annual in-seam seismic campaigns, application of ground penetrating radar, and in-seam directional validation drilling.
22.3    Mineral Reserves
Sensitivity analyses conducted on the life-of-mine cash flow model indicates that this is a robust project that can withstand 20% increases in the key cash flow components:
•If mining operating costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-2.
•If capital construction costs were to increase 20% from those currently estimated, the project would still remain viable by interpolation of the sensitivities shown in Table 19-2.
•The facility can also withstand a decrease in average selling price of 20% from those currently estimated according to the sensitivities shown in Table 19-3.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
23Recommendations

Based on financial and technical measures, and positive economic benefits, and project developments to date, it is recommended that Goderich Mine project continue production.
23.1Geology and In-Seam Seismic
The QP recommends that the Goderich Mine continue with routine in-seam seismic, ground penetrating radar and in-seam directional drilling campaigns to verify the competency of the ore within 1,000 feet of the mining face as a mitigative step to avoid inadvertent mining into a significant anomaly such as a fault or salt-stock sheer zone, a sandstone inclusion, or an unmapped margin of the diapir.
23.2Costs
Based upon the recommendations presented in Section 23.1, the following cost estimate has been completed to summarize costs for recommended work programs (Table 25-3).

Activity	Cost (US$)
Annual in-seam seismic campaign	$50,000
In-Seam Directional Drilling	$750,000
Ground Penetrating Radar Campaigns	$100,000
Total Estimated Cost	$900,000

Table 23-1: Summary of Annual Costs for Recommended Work

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
24References
Archibald, Gray & McKay (Ontario Land Surveyors), 1996: GM_ML Survey 22R4113.
Associated Mining Consultants Inc. (AMC), 1997: In-seam Seismic Reflection and Ground Penetrating Radar (GPR) Investigations, Goderich Salt Mine. Report prepared for Sifto Canada Inc., dated January 7, 1997.
Carter, T., 2016: Stratigraphic Review, West Mining Panel, Goderich Salt Mine. Report prepared for Compass Minerals, dated April 27, 2016.
DMT Geosciences Ltd., 2013: In-seam-seismic Survey – SIFTO Salt Mine, Goderich, Ontario. Report prepared for Compass Minerals.
Dusseault, M.B., 2004: Brine Cavern Operations, Maitland River Operations Part II, Brine Exploitation Salt Caverns at Goderich, Ontario, General Aspects of Salt Behavior and Cavern Design. Report prepared for Sifto Canada Ltd.
Goderich Port Management Corporation (GPMC) (2014). Goderich Harbour Wharf Expansion. Environmental Assessment, February 2014.
Golder (2018). GODERICH MINE – FUTURE EGRESS ROUTE GEOTECHNICAL MODELLING STUDY REV 1 FINAL. Technical Memorandum. June 7, 2018.

Landes, K.K., 1957: Report on Rock Salt Reserves at Goderich, Ontario. Report prepared for Siftco Salt Company Limited. March 30, 1957.
Province of Ontario, 2001: GM_Mineral Rights Lease Agreement 2001.
SRK (2018). Goderich Mine Closure Support Report, February 14, 2018.
SRK (2019). Life of Mine Subsidence Analysis Report, June 2019.
SRK, 2016: Goderich_MineDesignRmLayout_Report_395700-110_395700-150_013_20160726.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
25Reliance on Information Provided by the Registrant
The QP has relied upon the Owner’s information and data in completing this TRS, in addition to written reports and statements of other individuals and companies with whom it does business. Materials provided by the Owner include permits, licenses, historic exploration data, production records, equipment lists, geologic and ore body resource and reserve information, mine modeling data, financial data and summaries, plant equipment specifications and summaries, and plant process information. It is believed that the basic assumptions are factual and accurate, and that the interpretations are reasonable. This data has been relied upon in the mine planning, capital and cost planning, and audited and there is no reason to believe that any material facts have been withheld or misstated. The QP has taken all appropriate steps, in its professional judgment, to ensure that the work, information, or advice from outside governmental agencies and historic engineering and design studies is sound and the QP does not disclaim any responsibility for this Technical Report Summary.

Compass Minerals International, Inc. Goderich Mine 2021 Technical Report Summary
26Date and Signature Page

Signed on this 29th Day of November, 2021.
Prepared by a Qualified Person

/s/ Joseph Havasi
Joseph Havasi, MBA, CPG-12040